FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F        X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                No        X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding appointment of president and proposed amendments to the articles of association of Huaneng Power International, Inc. (the “Registrant”);
2.          An announcement regarding a certain connected transaction of the Registrant; and
3.          An announcement regarding 2018 interim results of the Registrant;

Each made by the Registrant on August 1, 2018.

Document 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the Peoples Republic of China)
(Stock Code: 902)
APPOINTMENT OF PRESIDENT
AND
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

APPOINTMENT OF PRESIDENT

The board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) is pleased to announce that the Board has resolved at the 14th meeting of the ninth session of the Board held on 31 July 2018 to (among other things) approve the appointment of Mr. Zhao Keyu (“Mr. Zhao”) as president of the Company.

The biographical details of Mr. Zhao are set out below:

Mr. Zhao Keyu, aged 52, has served successively as deputy chief engineer of Shandong Fangzi Power Plant, deputy secretary to the Youth League Committee of Shandong Power Bureau (Group Corporation), deputy secretary and secretary to the Communist Party Committee of ULTRA-HV Transmission & Distribution Branch Company of Shandong Power Group Corporation, human resource manager of Shandong Luneng Group Co., Ltd., chairman and president of Beijing Deyuan Investment Co., Ltd., secretary to the Communist Party Committee of Shandong Luneng Development Group Co., Ltd., vice president of Huaneng Shandong Power Generation Co., Ltd. chief of the Planning Department of China Huaneng Group Co., and director of the general office, director of the general office of the Communist Party Branch and secretary to the Communist Party Branch of China Huaneng Group Co., Ltd. Mr. Zhao graduated from Shandong University of Technology, majoring in Relay Protection and Remote Technology, and obtained a master’s degree in Engineering. Mr. Zhao is a senior political work specialist.

Save as disclosed above, as at the date of this announcement, Mr. Zhao (i) does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company; (ii) does not hold any other directorships in any public companies in the last three years; (iii) does not hold any other positions in the Company or any of its subsidiaries; and (iv) has no interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders of the Company in connection with the above appointment.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board has resolved at the 14th meeting of the ninth session of the Board held on 31 July 2018, to (among other things) amend the articles of association of the Company (the “Articles of Association”) for purpose of introducing the accumulative voting with respect to the election of director(s) and supervisor(s) of the Company and making other minor house keeping amendments. Of the proposal to amend the Articles of Association, the Board shall seek approval from shareholders of the Company at shareholders’ meeting.

A circular containing, among other things, details of the proposed amendments to the Articles of Association will be dispatched by the Company to the shareholders as soon as practicable.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
1 August 2018

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the Peoples Republic of China)
(Stock Code: 902)

CONNECTED TRANSACTION

On 31 July 2018, Shandong Company (a subsidiary of the Company) and Taishan Power (a subsidiary of Huaneng Group) entered into the Transfer Agreement, pursuant to which Shandong Company shall acquire from Taishan Power (i) 75% interests in the registered capital of Liaocheng Thermal Power, (ii) 80% interests in the registered capital of Laizhou Wind Power, (iii) 80% interests in the registered capital of Laiwu Thermal Power, and (iv) 15% interests in the registered capital of Laiwu Power Generation at the consideration of RMB1,800,020,000. Upon completion of the Transfer, Liaocheng Thermal Power, Laizhou Wind Power, and Laiwu Thermal Power will become subsidiaries of Shandong Company (Laiwu Power Generation is already a subsidiary of the Company).

As of the date of this announcement, the Company holds an 80% equity interest in Shandong Company and Huaneng Group holds a 56.53% indirect interest in Taishan Power through HETHC. Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% interest in the Company. Huaneng Group also holds a 10.23% direct interest in the Company and holds a 3.11% indirect interest in the Company through Huaneng HK and a 0.49% indirect interest in the Company through Huaneng Finance. HETHC is an associate of Huaneng Group. According to the Hong Kong Listing Rules, the Transfer constitutes a connected transaction of the Company.

According to relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transfer does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transfer constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transfer exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

THE TRANSFER

On 31 July 2018, Shandong Company (a subsidiary of the Company) and Taishan Power (a subsidiary of Huaneng Group) entered into the Transfer Agreement, pursuant to which Shandong Company shall acquire from Taishan Power (i) 75% interests in the registered capital of Liaocheng Thermal Power, (ii) 80% interests in registered capital of Laizhou Wind Power, (iii) 80% interests in registered capital of Laiwu Thermal Power, and (iv) 15% interests in registered capital of Laiwu Power Generation at the consideration of RMB1,800,020,000. The Company will pay the consideration in cash with its own funds. Upon completion of the Transfer, Liaocheng Thermal Power, Laizhou Wind Power, and Laiwu Thermal Power will become subsidiaries of Shandong Company (Laiwu Power Generation is already a subsidiary of the Company).

RELATIONSHIP AMONG THE COMPANY, SHANDONG COMPANY, HUANENG GROUP, HIPDC AND TAISHAN POWER

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power suppliers in China. As at the date of this announcement, the Company’s controlled generation capacity is 104,425 MW and the equity based generation capacity is 91,894 MW.

Shandong Company is a subsidiary of the Company, and is mainly engaged in the development, investment, construction, management of the electric (heat) power projects, investment in coal, transportations and relevant industries; purchase and sale of power; consultant service on thermal power technology and so on.

Huaneng Group is principally engaged in the operation and management of enterprises investments, development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC is a sino-foreign joint venture whose incorporation was approved by the State Council, and its principal business is development, construction and operation of power plants in China.

Taishan Power is a subsidiary of HETHC (a wholly-owned subsidiary of Huaneng Group), and is currently mainly engaged in the development, investment, and management of electric and heat power projects; investment, development, construction and management of photovoltaic power generation project, and R&D, manufacture and sale of optical fibre preform and optical fibre; and maintenance of housing and living infrastructure, green cleaning and road freight through its subsidiaries.

As of the date of this announcement, the Company holds an 80% equity interest in Shandong Company and Huaneng Group holds a 56.53% indirect interest in Taishan Power through HETHC. Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% interest in the Company.

Huaneng Group also holds a 10.23% direct interest in the Company and holds a 3.11% indirect interest in the Company through its wholly-owned subsidiary i.e. Huaneng HK and a 0.49% indirect interest in the Company through its controlling subsidiary i.e. Huaneng Finance. HETHC is an associate of Huaneng Group. According to the Hong Kong Listing Rules, the Transfer constitutes a connected transaction of the Company.

As of the date of this announcement, the relationship between the Company and Taishan Power is illustrated as follows:

*
Huaneng Group, through its wholly owned subsidiary i.e. Huaneng HK, indirectly holds 100% of Pro- Power Investment Limited while Pro-Power Investment Limited holds a 25% interest in HIPDC. Therefore, Huaneng Group holds a 25% indirect interest in HIPDC.

**
Huaneng Group holds a 10.23% direct interest in the Company. It also holds a 3.11% interest in the Company through Huaneng HK (a wholly-owned subsidiary of Huaneng) and a 0.49% indirect interest in the Company through Huaneng Finance (a subsidiary of Huaneng).

Therefore, under the Hong Kong Listing Rules, Huaneng Group and its associates (including HETHC) are connected persons of the Company.

TRANSFER AGREEMENT

The major terms of the Transfer Agreement are as follows:

1.	Date:	31 July 2018

2.	Parties:	(1) Shandong Company (as purchaser); and

(2) Taishan Power (as seller)

3.	Consideration:	Taishan Power agrees to transfer (i) the Liaocheng Thermal Power Interest, (ii) Laizhou Wind Power Interest, (iii) Laiwu Thermal Power Interest, and (iv) Laiwu Power Generation Interest to Shandong Company, while Shandong Company agrees to pay the consideration of RMB1,800,020,000 to Taishan Power. The consideration is agreed by both parties after arm’s length negotiation and is determined primarily by taking into account the following factors and having regard to the results of the asset valuation report: (i) the undistributed profits of the Target Companies as of the base date (i.e. 31 March 2018) and the corresponding portion of the Target Interests to which Shandong Company shall be entitled, whether or not the same was declared before or after the completion; (ii) the profit and loss and other comprehensive income of Target Company arising from 1 April 2018 to the completion date proportional to the Target Interests which Shandong Company shall be entitled to and assumed.

4.	Method of Payment: Shandong Company will pay the consideration by way of cash.

5.
Payment Schedule: Unless otherwise agreed between the parties, Shandong Company shall pay 50% of the consideration on completion date, and pay the remaining 50% within 5 working days following the completion of registration of change of business in relation to the Target Interests.

6.
Completion and Timing for Registration: Subject to satisfaction or waiver of all the conditions precedent in a reasonable manner, and unless otherwise specified by the parties, Shandong Company and Taishan Power shall complete the Transfer on 1 August 2018.

7.	Condition Precedent:

(1)	Conditions to the Transfer for fulfilment by both parties

Both parties bear their respective obligations to procure the Transfer and shall make their best efforts to satisfy the following conditions (where any or all of which may be wholly or partly waived by Shandong Company and Taishan Power, as the case may be, to the extent which are permissible under applicable laws and regulations). Neither party shall have any obligation to complete the Transfer unless and until all the following conditions are satisfied or waived:

(a)
Transfer Agreement and the Transfer have been approved by the internal decision- making bodies of both parties in accordance with necessary procedures pursuant to their respective articles of association and applicable laws and regulations;

(b)
no government agency of competent jurisdiction has published or promulgated any law, rule or regulation that prohibits the completion of the Transfer; and no court of competent jurisdiction has released any order or injunction that prevents the completion of the Transfer;

(c)
all necessary approvals, consents, filings and certificates required from governments or their designated authorities as well as all material third-party consents required for the Transfer Agreement and the Transfer have been obtained, except for legal proceedings that can only be attended to after the completion of the Transfer in accordance with applicable laws and regulations and the documents derived therefrom.

(2)	Conditions to the Transfer for fulfilment by Taishan Power

The obligations of Taishan Power to complete the Transfer are conditional upon the satisfaction of each of the following conditions on or before the completion date, which may be wholly or partly waived by Taishan Power to the extent that is permissible under applicable laws and regulations:

(a)	the representations and warranties made by Shandong Company in the Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the completion date; and

(b)	Shandong Company has performed and observed the terms under the Transfer Agreement to be performed and observed on its part in all material respects.

(3)	Conditions to the Transfer for fulfilment by Shandong Company

The obligations of Shandong Company to complete the Transfer are conditional upon the satisfaction of each of the following conditions on or before the completion date, which may be wholly or partly waived by Shandong Company to the extent permitted by applicable laws and regulations:

(a)	the representations and warranties made by Taishan Power in the Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion Date; and

(b)	Taishan Power has performed and observed the terms under the Transfer Agreement to be performed and observed on its part in all material respects.

8.	Effectiveness: The Transfer Agreement shall become effective upon being duly signed by Shandong Company and Taishan Power.

9.
Transition Arrangements: Both parties agreed that Shandong Company shall be entitled to assume the profit and loss and other comprehensive income of Target Companies arising from 1 April 2018 to the completion date proportional to the Target Interests. Taishan Power undertook to perform its duty of diligence in relation to the Target Interests, and to maintain Target Companies and relevant businesses under reasonable and normal management and operation.

10.	Indemnity/compensation:

Each party shall promptly indemnify and hold the other party harmless from and against any and all losses and expenses arising out of or in connection with its breach of any provisions (including any of its representations, warranties, commitments and undertakings) of the Transfer Agreement. For avoidance of doubt, the parties agree that the amount of indemnity to be made under the Transfer Agreement shall be calculated by either Taishan Power or Shandong Company (as appropriate) based on the percentage of equity interests in the Target Company to be transferred to Shandong Company under the Transfer.

BASIC INFORMATION OF THE TARGET COMPANIES

1.	Liaocheng Thermal Power

Establishment date:	8 August 1995

Company type:	Limited liability company

Registered capital:	RMB427.74 million

Business Scope:
Electricity and thermal power generation and distribution. House repairs; construction of garden landscaping project; ordinary freight; catering services and accommodation. Cleaning services; sales of daily necessities, local sundry goods, office supplies, and labor protection appliances.

Liaocheng Thermal Power is a subsidiary of Taishan Power and completed registration for incorporation with the authority of industrial and commercial administration on 8 August 1995. Currently, Liaocheng Thermal Power’s shares are 75% held by Taishan Power and 25% held by the Asset Management Center of Liaocheng Credit Agency (a third party independent from the Company and its connected persons and associates). The Asset Management Center of Liaocheng Credit Agency has given its written consent to the Transfer and waived its pre- emptive right with respect to the Transfer.

Certain key financial information of Liaocheng Thermal Power (under PRC GAAP)

The audited profit before income tax expenses and net profit of Liaocheng Thermal Power for the year of 2016 are RMB62,781,582.56 and RMB44,957,305.11, respectively. According to the audited financial statements of Liaocheng Thermal Power as at and for the year ended 31 December 2017, as at 31 December 2017, the total asset of Liaocheng Thermal Power was RMB 933,801,813.25, the total liability was RMB394,480,282.12, the total owner’s equity was RMB539,321,531.13. For the year of 2017, Liaocheng Thermal Power’s operating revenue was RMB555,121,540.54, profit before income tax expenses was RMB59,325,425.19, and net profit was RMB45,927,334.35.

According to the unaudited financial statements of Liaocheng Thermal Power as at and for the 3-month period ended 31 March 2018, as at 31 March 2018, the total asset of Liaocheng Thermal Power was RMB903,151,292.79, the total liability was RMB425,859,626.96, the total owner’s equity was RMB477,291,665.83; during the period from January to March 2018, Liaocheng Thermal Power’s operating revenue was RMB179,682,815.41, profit before income tax expenses was RMB39,229,122.29, and net profit was RMB29,421,841.71.

The target of the Transfer includes the Liaocheng Thermal Power Interest owned by Taishan Power. Taishan Power guaranteed that the ownership of Liaocheng Thermal Power Interest is clearly defined and free from any mortgage, pledge, lien, third-party interest or other impediments of the transfer of ownership, and that the Liaocheng Thermal Power Interest is not subject to any dispute, litigation, arbitration or other legal proceedings.

Upon completion of the Transfer, Liaocheng Thermal Power will become a subsidiary of Shandong Company, and its financial data will be consolidated into the Company’s consolidated financial statements. The Company has not provided Liaocheng Thermal Power with guarantees or appointed Liaocheng Thermal Power for entrusted financial management, nor is Liaocheng Thermal Power in possession of any funds of the Company.

2.	Laizhou Wind Power

Establishment date:	13 October 2006

Company type:	Other limited liability company

Registered capital:	RMB90 million

Business scope:	Wind power

Laizhou Wind Power is a subsidiary of Taishan Power and completed registration for incorporation with the authority of industrial and commercial administration on 13 October 2006. Currently, Laizhou Wind Power’s shares are 80% held by Taishan Power and 20% held by Yantai Dongyuan Investment Co., Ltd. (a third party independent from the Company, and its connected persons and associates). Yantai Dongyuan Investment Co., Ltd. has given its written consent to the Transfer and waived its pre-emptive right with respect to the Transfer.

Certain key financial information of Laizhou Wind Power (under PRC GAAP)

The audited loss before income tax expenses and net loss of Laizhou Wind Power for the year of 2016 are RMB16,052,662.90 and RMB16,052,662.90, respectively. According to the audited financial statements of Laizhou Wind Power as at and for the year ended 31 December 2017, as at 31 December 2017, the total asset of Laizhou Wind Power was RMB680,390,482.51, the total liability was RMB686,001,415.12, the total owner’s equity was RMB-5,610,932.61; for the year of 2017, Laizhou Wind Power’s operating revenue was RMB65,979,968.30, loss before income tax expenses was RMB48,652,642.89, and net loss was RMB48,652,642.89.

According to the audited financial statements of Laizhou Wind Power as at and for the 3-month period ended 31 March 2018, as at 31 March 2018, the total asset of Laizhou Wind Power was RMB685,849,320.10, the total liability was RMB685,446,717.68, the total owner’s equity was RMB402,602.42; during the period from January to March 2018, Laizhou Wind Power’s operating revenue was RMB24,256,833.03, profit before income tax expenses was RMB6,013,535.03, and net profit was RMB6,013,535.03.

The target of the Transfer includes the Laizhou Wind Power Interest owned by Taishan Power. Taishan Power guaranteed that the ownership of Laizhou Wind Power Interest is clearly defined and free from any mortgage, pledge, lien, third-party interest or other impediments of the transfer of ownership, and that the Laizhou Wind Power Interest are not subject to any dispute, litigation, arbitration or other legal proceedings.

Upon completion of the Transfer, Laizhou Wind Power will become a subsidiary of Shandong Company. The Company has not provided Laizhou Wind Power with guarantees or appointed Laizhou Wind Power for entrusted financial management, nor is Laizhou Wind Power in possession of any funds of the Company.

3.	Laiwu Thermal Power

Establishment date:	29 June 2003

Company type:	Other limited liability company

Registered capital:	RMB540 million

Business scope:	Generation and sales of electricity; generation and supply of heat power; R&D of electricity energy.

Laiwu Thermal Power is a subsidiary of Taishan Power and completed registration for incorporation with the authority of industrial and commercial administration on 29 June 2003. Currently, Laiwu Thermal Power’s shares are 80% held by Taishan Power and 20% held by Laiwu Economic Development and Investment Co., Ltd. (a third party independent from the Company and its connected persons and associates). Laiwu Economic Development and Investment Co., Ltd. has given its written consent to the Transfer and waived its pre-emptive right with respect to the Transfer.

Certain key financial information of Laiwu Thermal Power (under PRC GAAP)

The audited profit before income tax expense and net profit of Laiwu Thermal Power for the year of 2016 are RMB48,751,078.34 and RMB26,614,117.58, respectively. According to the audited financial statements of Laiwu Thermal Power as at and for the year ended 31 December 2017, as at 31 December 2017, the total asset of Laiwu Thermal Power was RMB2,124,965,364.62, the total liability was RMB1,635,512,790.52, the total owner’s equity was RMB489,452,574.10; for the year of 2017, Laiwu Thermal Power’s operating revenue was RMB1,079,349,145.43, loss before income tax expense was RMB77,921,284.11, and net loss was RMB81,620,128.62.

According to the audited financial statements of Laiwu Thermal Power as at and for the 3- month period ended 31 March 2018, as at 31 March 2018, the total asset of Laiwu Thermal Power was RMB2,056,413,316.14, the total liability was RMB1,578,665,040.83, the total owner’s equity was RMB477,748,275.31; during the period from January to March 2018, Laiwu Thermal Power’s operating revenue was RMB304,300,905.92, loss before income tax expenses was RMB11,704,298.79, and net loss was RMB11,704,298.79.

The target of the Transfer includes the Laiwu Thermal Power Interest owned by Taishan Power. Taishan Power guaranteed that the ownership of Laiwu Thermal Power Interest is clearly defined and free from any mortgage, pledge, lien, third-party interest or other impediments of the transfer of ownership, and that the Laiwu Thermal Power Interest is not subject to any dispute, litigation, arbitration or other legal proceedings.

Upon completion of the Transfer, Laiwu Thermal Power will become a subsidiary of Shandong Company, and its financial data will be consolidated into the Company’s consolidated financial statements. The Company has not provided Laiwu Thermal Power with guarantees or appointed Laiwu Thermal Power for entrusted financial management, nor is Laiwu Thermal Power in possession of funds of the Company.

4.	Laiwu Power Generation

Establishment date:	10 November 2009

Company type:	Other limited liability company

Registered capital:	RMB1.80 billion

Business scope:	Electricity generation and distribution; thermal production and supply; coal sales.

Laiwu Power Generation is a subsidiary of Shandong Company and completed registration for incorporation with the authority of industrial and commercial administration on 10 November 2009. Currently, Laiwu Power Generation’s shares are 80% held by Shandong Company, 15% held by Taishan Power and 5% held by Laiwu Economic Development and Investment Co., Ltd. (a third party independent from the Company and its connected persons and associates). Laiwu Economic Development and Investment Co., Ltd. has given its written consent to the Transfer and waived its pre-emptive right with respect to the Transfer.

Certain key financial information of Laiwu Power Generation (under PRC GAAP)

The audited profit before income tax expenses and net profit of Laiwu Power Generation for the year of 2016 are RMB349,854,794.66 and RMB276,106,277.75, respectively. According to the audited financial statements of Laiwu Power Generation as at and for the year ended 31 December 2017, as at 31 December 2017, the total asset of Laiwu Power Generation was RMB8,431,688,639.84, the total liability was RMB6,442,531,307.34, the total owner’s equity was RMB1,989,157,332.50; for the year of 2017, Laiwu Power Generation’s operating revenue was RMB4,364,265,473.59, profit before income tax expenses was RMB219,357,316.14, and net profit was RMB163,133,640.44.

According to the audited financial statements of Laiwu Power Generation as at and for the 3- month period ended 31 March 2018, as at 31 March 2018, the total asset of Laiwu Power Generation was RMB 8,413,344,629.31, the total liability was RMB6,402,031,387.95, the total owner’s equity was RMB2,011,313,241.36; during the period from January to March 2018, Laiwu Power Generation’s operating revenue was RMB983,760,386.41, profit before income tax expenses was RMB29,541,211.82, and net profit was RMB22,155,908.86.

The target of the Transfer includes the Laiwu Power Generation Interest owned by Taishan Power. Taishan Power guaranteed that the ownership interests in Laiwu Power Generation is clearly defined and free from any mortgage, pledge, lien, third-party interest or other impediments of the transfer of ownership, and that the Laiwu Thermal Power Interest is not subject to any dispute, litigation, arbitration or other legal proceedings.

VALUATION OF TARGET INTERESTS

1.	Liaocheng Thermal Power

(1)	Valuation approach and results

In accordance with the Asset Valuation Report Zhong Lian Ping Bao Zi (2018) No. 985 issued by China United Assets Appraisal Group Co., Ltd. which is qualified to practice securities and futures related businesses, with 31 March 2018 as the base date, the detailed valuation approach and results for Liaocheng Thermal Power are as follows:

Unit: RMB10,000

Company name	Percentage of equity interest	Book value of shareholders’ equity	Approach adopted	Appraised value of shareholders’ equity	Increase/ decrease	Increase/Decrease (%)
Liaocheng Thermal Power	75%	47,489.36	Asset-based approach	86,926.50	39,437.14	83.04

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

(2)	Valuation assumptions as set out in the valuation report

(i)	General assumptions

1.	Transaction assumption

The transaction assumption assumes all assets to be valued are in the course of transaction and the valuation by the valuer is based on simulated market including terms of transaction of the target assets. Transaction assumption is the most basic pre-condition for the conduct of asset valuation.

2.	Open market assumption

The open market assumption assumes that both parties to the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information in order to make rational judgments on the assets including their functions, purposes and transaction prices. The basis of open market assumption is that the assets can be traded openly in the market.

3.	Continuing operations of assets assumption

It is assumed that the assets to be valued can be used continuously based on the current purpose, method of operation, scale, frequency and environmental conditions, etc., or can be used on a changed basis, where in such case, the corresponding valuation method, parameters and basis are determined accordingly.

(ii)	Specific assumptions

1.	No material changes have occurred in existing national policies such as macroeconomic, financial and industrial policies.

2.	No material changes occur in the social economic environment of the valuation target and effective policies such as taxation and tax rates during the forecast period.

3.
During the forecast period, the management of the valuation target have duly performed their duties and continue to maintain the existing operational management model on the base date for continuous operation.

4.	The acquisition and utilization methods of the sites for production and business operation of the valuation target continue in the mode as of the base date of valuation.

5.
The valuation target will maintain and will not have any substantial changes as to its asset size, composition, principal business activities, product structure, the composition of its income and costs, marketing strategies and costs control as continuously adopted in recent years while disregarding the profit and loss out of changes in the asset size and composition, principal business activities, product structure, etc. that may result from any changes in management, operational strategy, business environment, etc.

6.
During the forecast period, all expenses incurred by the valuation target, will be in line with the basis as of the current level, follow the trends over recent years without significant changes and move in tandem with changes in operation scale. Considering that the monetary capitals or bank deposits of the company will change frequently during the production and operating periods and that idle capital has been considered as surplus asset, the appraisal does not take into account any interest incomes of deposits or any uncertain profit and loss other than interest-bearing debts.

7.
It is assumed that the entities being appraised will not construct new power generation units upon expiration of the economic life of existing power generation units, and relevant assets will be disposed of by dismantling.

8.
Assumption in relation to the recovered value of the assets upon expiration of the economic life of power generation units: the recovered value of land use right shall be calculated based on the appraised value on the base date of valuation and the remaining years at the end of the forecast period; except the main plant which shall have a value of 0, the recovered value of housing and buildings are calculated based on the appraised value by the cost approach and the remaining years at the end of the forecast period. Price movements of the assets that may occur during the period from the base date to the disposal at the end of the period are not considered for the valuation.

9.	The impact of inflation is not taken into account in the valuation.

10.
Pursuant to the Policies on Technologies Used for Prevention and Treatment of Pollution in Thermal Power Plants issued by the Ministry of Environmental Protection on 10 January 2017, the elimination standard for small thermal power generating units is further raised, with priority of elimination given to sub-300,000-kw generating units that fail to meet energy efficiency and environmental protection standards after renovation. The average coal consumption for power supply of the two 140MV generating units of Liaocheng Thermal Power was lower than 300g standard coal/kWh in 2017 after the High Back Pressure renovation. The said generating units were therefore not included in the closure and suspension scope regulated by the local government. In the valuation, it is assumed that the economic lives of the generating units are the same as that on the Electric Power Business Licenses, and the possibility of the generating units being closed or suspended is disregarded.

11.
It is assumed that all assets under valuation are based on the actual inventories as of the base date of valuation, and the domestic effective prices on the base date of valuation are used as the basis for the present market prices of assets.

12.	It is assumed that all basic information and financial information provided by the instructing party and the entities being appraised are true, correct and complete.

13.
It is assumed that the scope of valuation shall be subject to the valuation declaration forms provided by the instructing party and the entities being appraised without considering any possible contingent assets or contingent liabilities out of the lists provided by the instructing party and the entities being appraised; If there is any change in the aforesaid conditions, the valuation results normally will become invalid.

2.	Laizhou Wind Power

(1)	Valuation approach and results

In accordance with the Asset Valuation Report Zhong Lian Ping Bao Zi (2018) No. 984 issued by China United Assets Appraisal Group Co., Ltd., which is qualified to practice securities and futures related businesses, with 31 March 2018 as the base date, the detailed valuation approach and results for Laizhou Wind Power are as follows:

Unit: RMB10,000

Company name	Percentage of equity interest	Book value of shareholders’ equity	Approach adopted	Appraised value of shareholders’ equity	Increase/ decrease	Increase/ Decrease (%)
Laizhou Wind Power	80%	40.26	Income approach	130.75	90.49	224.76

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

(2)	Valuation assumptions as set out in the valuation report

(i)	General assumptions

1.	Transaction assumption

The transaction assumption assumes all assets to be valued are in the course of transaction and the valuation by the valuer is based on simulated market including terms of transaction of the target assets. Transaction assumption is the most basic pre-condition for the conduct of asset valuation.

2.	Open market assumption

Open market assumption assumes that both parties to the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information in order to make rational judgments on the assets including their functions, purposes and transaction prices. The basis of open market assumption is that the assets can be traded openly in the market.

3.	Continuing operations of assets assumption

It is assumed that the assets to be valued can be used continuously based on the current purpose, method of operation, scale, frequency and environmental conditions, etc., or can be used on a changed basis, where in such case, the corresponding valuation method, parameters and basis are determined accordingly.

(ii)	Specific assumptions

1.	No material changes have occurred in existing national policies such as macroeconomic, financial and industrial policies.

2.	No material changes occur in the social economic environment of the valuation target and effective policies such as taxation and tax rates during the forecast period.

3.
During the forecast period, the management of the valuation target have duly performed their duties and continue to maintain the existing operational management model on the base date for continuous operation.

4.	The acquisition and utilization methods of the sites for production and business operation of the valuation target continue in the mode as of on the base date of valuation.

5.
The valuation target will maintain and will not have any substantial changes as to its asset size, composition, principal business activities, product structure, the composition of its income and costs, marketing strategies and costs control as continuously adopted in recent years, while disregarding the profit and loss out of changes in the asset size and composition, principal business activities, product structure, etc. that may result from any changes in management, operational strategy, business environment, etc.

6.
During the forecast period, all expenses incurred by the valuation target, will be in line with the basis as of the current level, follow the trends over recent years without significant changes and move in tandem with changes in operation scale. Considering that the monetary capitals or bank deposits of the company will change frequently during the production and operating periods and that idle capital has been considered as surplus asset, the appraisal does not take into account any interest incomes of deposits or any uncertain profit and loss other than interest-bearing debts.

7.
It is assumed that the entities being appraised will not construct new power generation units following the expiration of the economic life of existing power generation units, and relevant assets will be disposed of by dismantling.

8.
Assumption in relation to the recovered value of the assets upon expiration of the economic life of power generation units: the recovered value of land use right shall be calculated based on the appraised value on the base date of valuation and the remaining years at the end of the forecast period; except the main plant which shall have a value of 0, the recovered value of housing and buildings are calculated based on the appraised value by the cost approach and the remaining years at the end of the forecast period. Price movements of the assets that may occur during the period from the base date to the disposal at the end of the period are not considered for the valuation.

9.	The impact of inflation is not taken into account in the valuation.

10.
It is assumed that all assets under valuation are based on the actual inventories as of the base date of valuation, and the domestic effective prices on the base date of valuation are used as the basis for the present market prices of assets.

11.	It is assumed that all basic information and financial information provided by the instructing party and the entities being appraised are true, correct and complete.

12.
It is assumed that the scope of valuation shall be subject to the valuation declaration forms provided by the instructing party and the entities being appraised without considering any possible contingent assets and contingent liabilities out of the lists provided by the instructing party and the entities being appraised. If there is any change in the aforesaid conditions, the valuation results normally will become invalid.

3.	Laiwu Thermal Power

(1)	Valuation approach and results

In accordance with the Asset Valuation Report Zhong Lian Ping Bao Zi (2018) No. 983 issued by China United Assets Appraisal Group Co., Ltd., which is qualified to practice securities and futures related businesses, with 31 March 2018 as the base date, the detailed valuation approach and results for Laiwu Thermal Power are as follows:

Unit: RMB10,000

Company name	Percentage of equity interest	Book value of shareholders’ equity	Approach adopted	Appraised value of shareholders’ equity	Increase/ decrease	Increase/ Decrease (%)
Laiwu Thermal Power	80%	47,774.84	Asset-based approach	65,044.57	17,269.73	36.15

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

(2)	Valuation assumptions as set out in the valuation report

(i)	General assumptions

1.	Transaction assumption

The transaction assumption assumes all assets to be valued are in the course of transaction and the valuation by the valuer is based on simulated market including terms of transaction of the target assets. Transaction assumption is the most basic pre-condition for the conduct of asset valuation.

2.	Open market assumption

Open market assumption assumes that both parties to the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information in order to make rational judgments on the assets including their functions, purposes and transaction prices. The basis of open market assumption is that the assets can be traded openly in the market.

3.	Continuing operations of assets assumption

It is assumed that the assets to be valued can be used continuously based on the current purpose, method of operation, scale, frequency and environmental conditions, etc., or can be used on a changed basis, where in such case, the corresponding valuation method, parameters and basis are determined accordingly.

(ii)	Specific assumptions

1.	No material changes have occurred in existing national policies such as macroeconomic, financial and industrial policies.

2.	No material changes occur in the social economic environment of the valuation target and effective policies such as taxation and tax rates during the forecast period.

3.
During the forecast period, the management of the valuation target have duly performed their duties and continue to maintain the existing operational management model on the base date for continuous operation.

4.	The acquisition and utilization methods of the sites for production and business operation of the valuation target continue in the mode as of the base date of valuation.

5.
The valuation target will maintain and will not have any substantial changes as to its asset size, composition, principal business activities, product structure, the composition of its income and costs, marketing strategies and costs control as continuously adopted in recent years, while disregarding the profit and loss out of changes in the asset size and composition, principal business activities, product structure, etc. that may result from any changes in management, operational strategy, business environment, etc.

6.
During the forecast period, all expenses incurred by the valuation target, will be in line with the basis as of the current level, will follow the trends over recent years without significant changes and move in tandem with changes in operation scale. Considering that the monetary capitals or bank deposits of the company will change frequently during the production and operating periods and that idle capital has been considered as surplus asset, the appraisal does not take into account any interest incomes of deposits or any uncertain profit and loss other than interest-bearing debts.

7.
It is assumed that the entities being appraised will not construct new power generation units following the expiration of the economic life of existing power generation units, and relevant assets will be disposed of by dismantling.

8.
Assumption in relation to the recovered value of the assets upon expiration of the economic life of power generation units: the recovered value of land use right shall be calculated based on the appraised value on the base date of valuation and the remaining years at the end of the forecast period; except the main plant which shall have a value of 0, the recovered value of housing and buildings are calculated based on the appraised value by the cost approach and the remaining years at the end of the forecast period. Price movements of the assets that may occur during the period from the base date to the disposal at the end of the period are not considered for the valuation.

9.	The impact of the value of alternative power index upon disposal at the end of the period on its appraised value is not considered for the valuation.

10.	The impact of inflation is not taken into account in the valuation.

11.
It is assumed that all assets under valuation are based on the actual inventories as of the base date of valuation, and the domestic effective prices on the base date of valuation are used as the basis for the present market prices of assets.

12.	It is assumed that all basic information and financial information provided by the instructing party and the entities being appraised are true, correct and complete.

13.
It is assumed that the scope of valuation shall be subject to the valuation declaration forms provided by the instructing party and the entities being appraised without considering any possible contingent assets and contingent liabilities out of the lists provided by the instructing party and the entities being appraised. If there is any change in the aforesaid conditions, the valuation results normally will become invalid.

4.	Laiwu Power Generation

(1)	Valuation approach and results

In accordance with the Asset Valuation Report Zhong Lian Ping Bao Zi (2018) No. 982 issued by China United Assets Appraisal Group Co., Ltd., which is qualified to practice securities and futures related businesses, with 31 March 2018 as the base date, the detailed valuation approach and results for Laiwu Power Generation are as follows:

Unit: RMB10,000

Company name	Percentage of equity interest	Book value of shareholders’ equity	Approach adopted	Appraised value of shareholders’ equity	Increase/ decrease	Increase/ Decrease (%)
Laiwu Power Generation	15%	201,131.33	Income approach	417,770.78	216,639.45	107.71

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

(2)	Valuation assumptions as set out in the valuation report

(i)	General assumptions

1.	Transaction assumption

The transaction assumption assumes all assets to be valued are in the course of transaction and the valuation by the valuer is based on simulated market including terms of transaction of the target assets. Transaction assumption is the most basic pre-condition for the conduct of asset valuation.

2.	Open market assumption

Open market assumption assumes that both parties to the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information in order to make rational judgments on the assets including their functions, purposes and transaction prices. The basis of open market assumption is that the assets can be traded openly in the market.

3.	Continuing operations of assets assumption

It is assumed that the assets to be valued can be used continuously based on the current purpose, method of operation, scale, frequency and environmental conditions, etc., or can be used on a changed basis, where in such case, the corresponding valuation method, parameters and basis are determined accordingly.

(ii)	Specific assumptions

1.	No material changes have occurred in existing national policies such as macroeconomic, financial and industrial policies.

2.	No material changes occur in the social economic environment of the valuation target and effective policies such as taxation and tax rates during the forecast period.

3.
During the forecast period, the management of the valuation target have duly performed their duties and continue to maintain the existing operational management model on the base date for continuous operation.

4.	The acquisition and utilization methods of the sites for production and business operation of the valuation target continue in the mode as of the base date of valuation.

5.
The valuation target will maintain and will not have any substantial changes as to its asset size, composition, principal business activities, product structure, and the composition of its income and costs, marketing strategies and costs control as continuously adopted in recent years, while disregarding the profit and loss out of changes in the asset size and composition, principal business activities, product structure, etc. that may result from any changes in management, operational strategy, business environment, etc.

6.
During the forecast period, all expenses incurred by the valuation target, will be in line with the basis as of the current level, follow the trends over recent years without significant changes and move in tandem with changes in operation scale. Considering that the monetary capitals or bank deposits of the company will change frequently during the production and operating periods and that idle capital has been considered as surplus asset, the appraisal does not take into account any interest incomes of deposits or any uncertain profit and loss other than interest-bearing debts.

7.
It is assumed that the entities being appraised will not construct new power generation units following the expiration of the economic life of existing power generation units, and relevant assets will be disposed of by dismantling.

8.
Assumption in relation to the recovered value of the assets upon expiration of the economic life of power generation units: the recovered value of land use right shall be calculated based on the appraised value on the base date and the remaining years at the end of the forecast period; except the main plant which shall have a value of 0, the recovered value of housing and buildings are calculated based on the appraised value by the cost approach and the remaining years at the end of the forecast period. Price movements of the assets that may occur during the period from the base date to the disposal at the end of the period are not considered for the valuation.

9.	The impact of the value of alternative power index upon disposal at the end of the period on its appraised value is not considered for the valuation.

10.	The impact of inflation is not taken into account in the valuation.

11.
It is assumed that all assets under valuation are based on the actual inventories as of the base date of valuation, and the domestic effective prices on the base date of valuation are used as the basis for the present market prices of assets.

12.	It is assumed that all basic information and financial information provided by the instructing party and the entities being appraised are true, correct and complete.

13.
It is assumed that the scope of valuation shall be subject to the valuation declaration forms provided by the instructing party and the entities being appraised without considering any possible contingent assets and contingent liabilities out of the lists provided by the instructing party and the entities being appraised. If there is any change in the aforesaid conditions, the valuation results normally will become invalid.

PRICING OF THE TRANSFER

Shandong Xinneng Taishan Power Generation Co., Ltd. is a company with its shares listed on Shenzhen Stock Exchange. HETHC, which is wholly owned by Huaneng Group, is the controlling shareholder thereof.

On 1 February 2018, Shandong Xinneng Taishan Power Generation Co., Ltd. sold (among others) the Liaocheng Thermal Power Interest, Laizhou Wind Power Interest, Laiwu Thermal Power Interest, and Laiwu Power Generation Interest to Taishan Power. Such transactions were completed on 1 February 2018. The considerations paid by Taishan Power for such transfer of the Liaocheng Thermal Power Interest, Laizhou Wind Power Interest, Laiwu Thermal Power Interest and Laiwu Power Generation Interest were RMB499,510,900, RMB2,604,300, RMB502,127,000.00 and RMB592,639,700.00,
respectively.

Based on the asset valuation results of the Target Companies, upon agreement by the parties, Shandong Company shall pay Taishan Power a total consideration of RMB1,800,020,000 for the Transfer.

The consideration of the Transfer is determined based on the asset valuation results of Liaocheng Thermal Power, Laizhou Wind Power, Laiwu Thermal Power, Laiwu Power Generation as at 31 March 2018, of which, the valuations of Laizhou Wind Power and Laiwu Power Generation adopted the income approach. The Board of the Company (and Independent Non-Executive Directors) considered that the selection of important valuation parameters such as the analysis principle of valuation value, the calculation model and expected earnings adopted, earnings period, discount rate which the valuation institution relied on were correct and the valuation methods and conclusions were reasonable pursuant to the valuation reports and illustrations of valuation methods offered by the valuation institution.

As the valuation reports of Laizhou Wind Power and Laiwu Power Generation adopted the income approach, such valuations constitute profit forecast under Rule 14.61 of the Hong Kong Listing Rules. In accordance with Rule 14.62(2) of the Hong Kong Listing Rules, the Company has engaged KPMG (“KPMG”), to report on the calculation of the discounted future cash flows of the profit forecast of Laizhou Wind Power (“Laizhou Wind Power Profit Forecast”) and the profit forecast of Laiwu Power Generation (“Laiwu Power Generation Profit Forecast”). KPMG is of the view that so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the valuation.

To the knowledge of Directors, have made all reasonable inquiries, China United Assets Appraisal Group Co., Ltd. is a third party independent of the Company and Connected Persons.

The key assumptions of Laizhou Wind Power Profit Forecast and Laiwu Power Generation Profit Forecast have been set forth herein. The Board has reviewed relevant profit forecasts and considered that Laizhou Wind Power Profit Forecast and Laiwu Power Generation Profit Forecast have been made after careful consideration and inquiry. The report on Laizhou Wind Power Profit Forecast and Laiwu Power Generation Profit Forecast issued by KPMG in accordance with Rule 14.62 (2) of Hong Kong Listing Rules and the letter from the Board have been set forth in Appendix I and Appendix II hereto, respectively.

The following are the qualifications of the experts who have given opinions or advice which are contained in this announcement:

Name	Qualification

KPMG	Certified Public Accountants, Hong Kong

China United Assets Appraisal Group Co., Ltd.	Asset Valuer, PRC

To the best of the knowledge and belief of the directors of the Company, as at the date of this announcement, the above experts were not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the date of this announcement, the above experts did not have any direct or indirect interest in any assets which have acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries since 31 December 2017 (being the date to which the latest published audited consolidated accounts of the Company were made up).

Each of the experts mentioned above has given and has not withdrawn its consent to the publication of this announcement with inclusion of its letter, report or statement(s) and all references to its name and logo in the form and context in which it appears.

PURPOSE OF THE TRANSFER AND THE EFFECT ON THE COMPANY

The Transfer is the specific implementation of Huaneng Group’s undertaking to avoid horizontal competition with the Company, which is conducive for the Company to further expand its scale, increase market share and enhance the Company’s competitiveness. The total assets of the Target Companies of the Transfer accounted for approximately 1% of the Company’s total assets, and the Transfer has no material impact on the Company’s operating conditions and financial position.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

According to relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transfer does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transfer constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transfer exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

The Board of Directors of the Company has considered and approved the resolution regarding the Transfer. Messrs. Cao Peixi, Huang Jian and Wang Yongxiang, all being Directors of the Company having related relationship, abstained from voting on the board resolution relating to the Transfer. The resolution was voted by Directors who are not unrelated to the Transfer. The Directors (including independent non-executive Directors) are of the view that, Transfer Agreement (and the transaction as contemplated thereby) was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

DEFINITIONS

“Acquisition”/“Transfer”
the acquisition of the Liaocheng Thermal Power Interest, Laizhou Wind Power Interest, Laiwu Thermal Power Interest and Laiwu Power Generation Interest by Shandong Company from Taishan Power as contemplated by the Transfer Agreement.

“associate”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Company”	Huaneng Power International, Inc.;

“Director(s)”	the director(s) of the Company (including independent non- executive directors);

“HETHC”	Huaneng Energy and Transportation (Holding) Company Limited;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Group”	China Huaneng Group Co., Ltd.;

“Huaneng HK”	China Hua Neng Group Hong Kong Limited;

“Laiwu Power Generation”	Huaneng Laiwu Power Generation Limited;

“Laiwu Power Generation Interest”	the 15% equity interests held by Taishan Power in the registered capital of Laiwu Power Generation;

“Laiwu Thermal Power”	Shandong Huaneng Laiwu Thermal Power Company Limited;

“Laiwu Thermal Power Interest”	the 80% equity interests held by Taishan Power in the registered capital of Laiwu Thermal Power;

“Laizhou Wind Power”	Shandong Huaneng Laizhou Wind Power Generation Company Limited;

“Laizhou Wind Power Interest”	the 80% equity interests held by Taishan Power in the registered capital of Laizhou Wind Power;

“Liaocheng Thermal Power”	Shandong Huaneng Liaocheng Thermal Power Company Limited;

“Liaocheng Thermal Power Interest”	the 75% equity interests held by Taishan Power in the registered capital of Liaocheng Thermal Power;

“PRC” or “China”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shandong Company”	Huaneng Shandong Power Generation Limited;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules; “Taishan Power”Huaneng Taishan Power Generation Limited;

“Target Companies”	collectively, Liaocheng Thermal Power, Laizhou Wind Power, Laiwu Thermal Power and Laiwu Power Generation;

“Target Interests”	collectively the Liaocheng Thermal Power Interest, Laizhou Wind Power Interest, Laiwu Thermal Power Interest, and Laiwu Power Generation Interest held by Taishan Power; and

“Transfer Agreement”	the agreement regarding the transfer of the Target Interests entered into between Shandong Company and Taishan Power on 31 July 2018.

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Appendix I

The following is the text of a report received from the Company’s auditor, KPMG, Certified Public Accountants, Hong Kong, for inclusion in this announcement.

REPORT ON THE DISCOUNTED FUTURE CASH FLOWS IN CONNECTION WITH THE ASSETS VALUATIONS OF HUANENG LAIWU POWER GENERATION CO., LTD. AND SHANDONG HUANENG LAIZHOU WIND POWER CO., LTD.

TO THE BOARD OF DIRECTORS OF HUANENG POWER INTERNATIONAL, INC.

We refer to the discounted future cash flows on which the assets valuations (the “Valuations”) dated 6 July 2018 prepared by China United Assets Appraisal Group Co., Ltd. in respect of the appraisal of the fair value of Huaneng Laiwu Power Generation Co., Ltd., and Shandong Huaneng Laizhou Wind Power Co., Ltd. (the “Target Companies”) as at 31 March 2018 are based. The Valuations are prepared based on their respective discounted future cash flows and are regarded as profit forecasts under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ Responsibilities

The directors of Huaneng Power International, Inc. (the “Directors”) are responsible for the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Valuations. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Valuations and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms That Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ Responsibilities

Our responsibility is to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future cash flows used in the Valuations. The discounted future cash flows do not involve the adoption of accounting policies.

Basis of opinion

We conducted our engagement in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the calculations are concerned, the Directors have properly compiled the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors as set out in the Valuations. We performed procedures on the arithmetical calculations and the compilations of the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the Valuations.

Other matters

Without qualifying our opinion, we draw to your attention that we are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future cash flows are based and our work does not constitute any valuation of the Target Companies or an expression of audit or review opinion on the Valuations.

The discounted future cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Further, since the discounted future cash flows relates to the future, actual results are likely to be different from the discounted future cash flows because events and circumstances frequently do not occur as expected, and the differences may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

KPMG

Certified Public Accountants
Hong Kong
31 July 2018

Appendix II

The following is the text of the letter form the Board for the inclusion into this Announcement.

Listing Division
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

31 July 2018

Dear Sirs,

Company:	Huaneng Power International, Inc. (Stock code: 902) (the “Company”)

Subject:	Profit forecast – confirmation letter under the requirements of Rule 14.62(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)

Reference is made to the announcement of the Company dated 1 August 2018 in relation to the discounted future cash flows on which the assets valuations (the “Valuations”) dated 6 July 2018 prepared by China United Assets Appraisal Group Co., Ltd. in respect of the appraisal of the fair value of Huaneng Laiwu Power Generation Co., Ltd., and Shandong Huaneng Laizhou Wind Power Co., Ltd. as at 31 March 2018 are based. Unless the context otherwise requires, terms defined in the Announcement shall have the same meanings when used herein.

The Valuations are prepared based on their respective discounted future cash flows and are regarded as profit forecasts under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Board of the Company has reviewed the basis and assumptions of the Valuations set out in the assets valuation reports. The Board of the Company has also considered the report dated 31 July 2018 from KPMG regarding whether the discounted future cash flows, so far as the calculations are concerned, have been properly compiled in all material respects in accordance with the bases and assumptions as set out in the Valuations.

Pursuant to the requirements of Rule 14.62(3) of the Listing Rules, the Board of the Company confirmed that the profit forecast used in the aforesaid assets valuation reports has been made after due and careful enquiry.

By order of the Board
Huaneng Power International, Inc.
Cao Peixi
Executive Director

-  31  -

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the Peoples Republic of China)
(Stock Code: 902)

2018 Interim Results Announcement

Consolidated operating revenue:	RMB82.405 billion

Net profit attributable to equity holders of the Company:	RMB1.731 billion

Earnings per share:	RMB0.11

INTERIM RESULTS

The Board of Directors of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2018 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2018, the Company and its subsidiaries recorded consolidated operating revenue of RMB82.405 billion, representing an increase of 15.36% compared to the same period of last year. The net profit attributable to equity holders of the Company was RMB1.731 billion, representing an increase of 609.74% compared to the same period of last year. The earnings per share was RMB0.11.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

In the first half of 2018, the Company took the initiative to cope with to the severe challenges arising from power, fuel and capital markets. While maintaining safe and clean production with stability, the Company strived to streamline and strengthen its structure, and improve its efficiency and performance. The Company continuously optimized the power structure, and strengthened the ability of securing fuel supply and cost control, in order to better accomplish the intended objectives and tasks.

1.	Power Generation

In the first half of this year, the power plants of the Company in operation within China achieved a total power generation of 208.167 billion kWh on a consolidated basis, representing an increase of 11.51% from the same period of last year, as well as an aggregate sales volume of 196.387 billion kWh, representing an increase of 11.51% from the same period of last year, and with 2,051 utilization hours, representing an increase of 150 hours compared to the same period of the previous year.

The increase in the Company’s power generation was mainly attributable to (1) the growth in the macro-economy was better than expected; (2) the growth rate of electricity consumption for residents’ electricity, tertiary industries and non high-energy-consuming manufacturing industries increased significantly; and (3) in the first half of the year, the growth rate of hydropower generation in the country was relatively low, far lower than the growth rate of the electricity consumption of the whole society and national power generation while the Company has a relatively higher proportion of thermal power units and seized the opportunity to increase power generation.

In addition, the aggregate power generation of Tuas Power Ltd., which is wholly owned by the Company, accounted for a market share of 20.8%, representing a decrease of 0.7 percentage point from the same period of last year.

2.	Cost Control

Since the first half of year 2018, the coal market has followed the trend from the fourth quarter of last year to continue to volatile at a high level. With a close watch on market development trends, the relevant State authorities adopted a series of measures to ensure the coal supply, and stabilized the market coal price. After thorough market research and analysis, the Company strengthened and deepened its cooperation with large coal enterprises, strictly implemented the medium and long term contracts for the thermal coal, and ensured the fulfillment. The Company also put in place strict measures to curb prices as well as to regulate bidding procurement of market coals, and to optimize imported coal so as to fully control the fuel costs.

3.	Energy Conservation and Environmental Protection

The Company maintained its leading positions in certain economic and technical indicators for power sector, such as coal consumption for power supply and house consumption rate. All of its coal-fired power plants have obtained the sewage discharge permit. Emission of all kinds of pollutants has met the national and local environmental requirements.

4.	Project Development and Construction

In the first half of 2018, the Company’s power generation projects went well and a total capacity of 124.6 MW had been put into operation, including the projects in Huaneng Heilongjiang Shuangyu Photovoltaic with a total capacity of 46.6 MW, 30 MW PV units of the Huaneng Jiangsu Huaiyin Photovoltaic Power Plant, 10 MW PV units of the Huaneng Jiangsu Taicang Photovoltaic Ash Field Phase II, 8 MW PV units of Huaneng Hainan Chengmai Photovoltaic, 20 MW PV units of the Jilin ZhenLai Wind Farm, and 10 MW PV units of the Shanxi Yushe Photovoltaic. As of 30 June 2018, the Company had a controlled installed capacity of 104,425 MW, and an equity-based installed capacity of 91,894 MW, of which 15.58% was from clean energy sources (gas turbine, hydro, wind, photovoltaic and biomass power generation).

PROSPECT FOR THE SECOND HALF OF 2018

In the first half of the year, in spite of the external environment of increasing uncertainties in the international outlook with intensifying competition, China’s economic performance has achieved a continuous positive trend, though there are still many uncertainties to be faced with in the future development. In the second half of the year, the Company will continue to prepare for meeting all kind of challenges, adhere to the overall work tone of seeking progress while maintaining stability and focus on the structural reform on the supply side as the main line. The Company will also attach more emphasis on encouraging promotion, optimizing environment and improving quality efficiency so as to strive to accomplish its full-year development goal.

In terms of the power market, China’s power market reform has steadily advanced. In the second half of the year, economic growth and power demand will continue to grow steadily, with newly increased installed capacity still large in scale and nationwide power supply capacity having surplus on the whole. The Company will strengthen communication and coordination with governments at all levels and power grid companies, actively participate in the power industry reform, examine and closely monitor the market trends so as to identify and seize business opportunities for maintaining and expanding the Company’s market share.

In terms of the coal market, under the guidance of the policy by the National Development and Reform Commission for the purpose of ensuring the stable supply of coal and of promoting reasonable coal price, the market supply and demand is expected to reach a basic balance in the second half of the year. The coal price will become rational where it is unlikely that there will be a substantial increase or decrease in coal price. The Company will continue to study and analyse the market trends and strengthen the research on policy interpretation. The Company will also intensify its efforts to develop new resources, and will strive for railway capacity support for transportation. It will also strive to ensure full delivery of coal supplies and on-site procurement under the long- and medium-term contracts, optimise imported coal so as to firmly control fuel costs.

In terms of the capital market, the State Council Executive Meeting recently confirmed that the prudent monetary policy currently executed by the People’s Bank of China would be carried out in a well-regulated and befitted manner so as to maintain the financing available in the market at appropriate level as well as a reasonably ample liquidity. It is expected that in the second half of this year, the central bank will, in response to the changes of the situation, make slight policy adjustments and modifications (either in advance or so) and impose target-oriented measures to ensure the stability and aptness of the scales of monetary credit and social financing. The Company will keep a close watch on the changes in monetary policy and capital market so as to ensure its fund safety.

In the second half of this year, the Company will continue to put great efforts on innovative development, safe production, quality improvement and deepening reforms. By way of thorough research on and analysis of the market, the Company will take effective measures to prevent operational risks, strengthen the flourishing situation in both production and sales, continuously enhance its business performance, and strive to create more value for the country, society, and its shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS (2017 INTERIM)

(Prepared under IFRS)

I.	Comparison and Analysis of Operating Results

Summary

According to the preliminary statistics of the Company, for the second quarter of 2018, the Company’s total power generation by power plants within China on consolidated basis amounted to 103.856 billion kWh, representing an increase of 14.52% over the same period last year. Total electricity sold by the Company amounted to 98.075 billion kWh, representing an increase of 14.54% over the same period last year. In the first half of 2018, the Company’s total power generation by the power plants within China on consolidated basis amounted to 208.167 billion kWh, representing an increase of 11.51% over the same period last year. Total electricity sold by the Company amounted to 196.387 billion kWh, representing an increase of 11.51% over the same period last year. In the first half of 2018, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB418.57 per MWh (VAT included), representing an increase of 2.72% over the same period last year.

The increase in the Company’s power generation was mainly attributable to the following factors: (i) the growth in the macro-economy was better than expected; (ii) the growth rate of electricity consumption for residents’ electricity, tertiary industries and non high-energy-consuming manufacturing industries increased significantly; and (iii) in the first half of the year, the growth rate of hydropower generation in the country was relatively low, far lower than the growth rate of the electricity consumption of the whole society and national power generation while the Company has a relatively higher proportion of thermal power units and seized the opportunity to increase power generation.

The power generation (in billion kWh) by each region of the Company’s domestic power plants is listed below:

Region	Power Generation				Electricity sold
	April to June 2018	Change	January to June 2018	Change	April to June 2018	Change	January to June 2018	Change

Heilongjiang Province	3.630	14.06%	6.930	8.01%	3.417	14.55%	6.503	8.12%
Coal-fired	3.343	16.61%	6.387	6.79%	3.130	17.06%	5.969	6.81%
Wind-power	0.275	-13.07%	0.528	21.05%	0.274	-11.22%	0.518	21.52%
PV	0.0127	–	0.0160	–	0.0080	–	0.0112	–
Jilin Province	2.778	40.13%	5.089	27.77%	2.643	40.81%	4.822	28.52%
Coal-fired	2.389	47.49%	4.403	28.89%	2.268	48.37%	4.161	29.57%
Wind-power	0.285	0.68%	0.519	21.92%	0.278	1.48%	0.506	23.28%
Hydro-power	0.039	3.06%	0.043	-4.59%	0.039	2.71%	0.042	-4.83%
PV	0.0064	2,259.26%	0.0122	4,391.16%	0.0063	2,284.19%	0.0121	4,465.92%
Biomass power	0.058	41.91%	0.112	16.68%	0.052	42.85%	0.101	17.97%
Liaoning Province	4.728	40.66%	9.320	8.74%	4.429	41.30%	8.654	8.00%
Coal-fired	4.550	40.54%	9.005	7.57%	4.253	41.19%	8.341	6.74%
Wind-power	0.119	16.83%	0.210	23.84%	0.118	16.91%	0.209	23.99%
Hydro-power	0.015	19.93%	0.023	64.36%	0.015	19.86%	0.022	63.74%
PV	0.0439	367.82%	0.0826	382.25%	0.0434	379.26%	0.0817	394.30%
Inner Mongolia	0.065	2.11%	0.128	14.20%	0.064	2.39%	0.126	14.12%
Wind-power	0.065	2.11%	0.128	14.20%	0.064	2.39%	0.126	14.12%
Hebei Province	3.611	-7.42%	6.439	-4.85%	3.388	-7.76%	6.050	-4.92%
Coal-fired	3.534	-7.69%	6.264	-5.66%	3.314	-8.06%	5.881	-6.01%
Wind-power	0.061	0.35%	0.144	35.66%	0.059	1.04%	0.140	61.16%
PV	0.0157	44.09%	0.0305	46.31%	0.0151	46.81%	0.0293	49.62%
Gansu Province	2.654	37.69%	6.503	27.26%	2.518	38.56%	6.178	27.56%
Coal-fired	2.163	42.28%	5.523	25.61%	2.044	43.15%	5.231	25.82%
Wind-power	0.491	20.57%	0.980	37.44%	0.475	21.72%	0.947	38.09%
Ningxia	0.0069	1,495.35%	0.0108	2,419.15%	0.0066	1,512.89%	0.0104	2,439.24%
PV	0.0069	1,495.35%	0.0108	2,419.15%	0.0066	1,512.89%	0.0104	2,439.24%
Beijing	1.755	83.22%	3.958	18.26%	1.702	82.07%	3.775	19.86%
Coal-fired	0.00	–	0.436	-59.88%	0.00	–	0.381	-59.63%
Combined Cycle	1.755	83.22%	3.522	55.79%	1.702	82.07%	3.393	53.93%

Region	Power Generation				Electricity sold
	April to June 2018	Change	January to June 2018	Change	April to June 2018	Change	January to June 2018	Change

Tianjin	1.568	6.16%	3.595	10.81%	1.474	5.40%	3.368	10.44%
Coal-fired	1.311	23.69%	2.878	6.97%	1.224	23.41%	2.672	6.51%
Combined Cycle	0.256	-38.59%	0.716	29.14%	0.249	-38.71%	0.694	28.34%
PV	0.0009	800%	0.0016	11,187.59%	0.0009	–	0.0016	–
Shanxi Province	2.247	-20.96%	4.793	-11.37%	2.081	-22.00%	4.483	-12.03%
Coal-fired	2.227	5.30%	3.596	4.41%	2.061	5.20%	3.318	4.19%
Combined Cycle	0.001	-99.90%	1.161	-40.89%	0.001	-99.91%	1.128	-41.00%
PV	0.0189	5,300%	0.0368	10,315.31%	0.0191	–	0.0370	–
Shandong Province	21.724	2.42%	42.866	2.42%	20.380	2.27%	40.113	2.28%
Coal-fired	21.399	1.70%	42.258	1.73%	20.062	1.52%	39.539	1.60%
Wind-power	0.207	55.24%	0.416	61.62%	0.201	52.20%	0.383	53.15%
PV	0.1184	222.78%	0.1923	251.39%	0.1174	249.04%	0.1909	277.56%
Henan Province	6.763	38.31%	12.693	16.74%	6.380	38.21%	11.963	16.63%
Coal-fired	6.321	44.46%	12.138	23.06%	5.947	44.60%	11.418	23.19%
Combined Cycle	0.413	-16.28%	0.495	-48.91%	0.405	-16.18%	0.485	-48.85%
Wind-power	0.021	12.28%	0.046	21.35%	0.021	12.28%	0.046	21.49%
PV	0.0072	402.1%	0.0132	823.41%	0.0071	400.54%	0.0130	820.58%
Jiangsu Province	9.823	-14.58%	20.526	-4.02%	9.317	-14.69%	19.474	-4.03%
Coal-fired	7.703	-24.43%	16.678	-11.95%	7.241	-24.89%	15.705	-12.35%
Combined Cycle	1.712	55.94%	2.957	46.93%	1.679	55.97%	2.902	46.97%
Wind-power	0.388	96.83%	0.855	104.19%	0.378	96.62%	0.834	115.06%
PV	0.0207	72.5%	0.0347	189.32%	0.0191	62.67%	0.0329	180.86%
Shanghai	4.488	24.53%	10.001	14.09%	4.246	24.50%	9.472	13.95%
Coal-fired	4.024	26.42%	9.204	17.44%	3.791	26.42%	8.693	17.39%
Combined Cycle	0.465	10.29%	0.797	-14.16%	0.455	10.52%	0.780	-14.12%
Chongqing	1.683	8.27%	4.517	7.28%	1.540	7.57%	4.173	6.67%
Coal-fired	1.547	14.34%	4.127	18.54%	1.408	13.88%	3.793	18.45%
Combined Cycle	0.136	-32.55%	0.390	-46.53%	0.132	-32.41%	0.380	-46.51%
Zhejiang Province	8.257	14.93%	14.798	10.08%	7.945	15.08%	14.231	10.19%
Coal-fired	8.020	14.02%	14.439	9.35%	7.712	14.14%	13.878	9.43%
Combined Cycle	0.219	58.90%	0.330	52.51%	0.215	59.47%	0.324	53.10%
PV	0.0187	40.49%	0.0293	29.05%	0.0186	47.32%	0.0292	33.50%

Region	Power Generation				Electricity sold
	April to June 2018	Change	January to June 2018	Change	April to June 2018	Change	January to June 2018	Change

Hubei Province	3.545	42.29%	8.064	23.46%	3.305	42.47%	7.534	23.29%
Coal-fired	3.329	44.91%	7.715	23.80%	3.111	46.07%	7.221	24.10%
Wind-power	0.103	29.89%	0.192	31.57%	0.083	6.25%	0.159	11.24%
Hydro-power	0.107	-7.24%	0.146	-4.96%	0.104	-6.83%	0.142	-4.31%
PV	0.0066	65,900%	0.0111	110,400%	0.0065	–	0.0110	–
Hunan Province	2.328	71.45%	5.526	41.41%	2.185	72.92%	5.191	42.05%
Coal-fired	2.061	86.75%	5.038	47.37%	1.922	89.75%	4.709	48.49%
Wind-power	0.160	17.62%	0.326	12.64%	0.159	17.49%	0.322	12.60%
Hydro-power	0.096	-17.26%	0.146	-26.38%	0.094	-17.32%	0.143	-26.44%
PV	0.0102	608.33%	0.0161	1,014.96%	0.0100	594.30%	0.0157	994.51%
Jiangxi Province	4.830	8.36%	10.043	11.74%	4.615	8.55%	9.609	11.86%
Coal-fired	4.737	7.31%	9.856	10.83%	4.524	7.29%	9.424	10.83%
Wind-power	0.093	115.45%	0.187	95.93%	0.091	163.61%	0.185	113.86%
Anhui Province	1.358	1.12%	2.806	-1.39%	1.296	1.13%	2.677	-1.76%
Coal-fired	1.249	-2.80%	2.620	-4.27%	1.188	-2.96%	2.497	-4.56%
Wind-power	0.073	188.72%	0.138	134.22%	0.073	189.11%	0.131	125.15%
Hydro-power	0.035	9.77%	0.048	-3.43%	0.035	9.90%	0.048	-3.42%
Fujian Province	3.049	39.70%	5.963	48.16%	2.880	40.11%	5.634	48.52%
Coal-fired	3.045	39.55%	5.957	48.01%	2.876	39.93%	5.628	48.36%
PV	0.0037	1,581.82%	0.0062	2,790.47%	0.0037	–	0.0062	–
Guangdong Province	7.683	46.87%	14.083	52.50%	7.361	47.36%	13.498	52.75%
Coal-fired	7.677	46.91%	14.072	52.55%	7.355	47.39%	13.487	52.80%
PV	0.0058	11.42%	0.0109	8.87%	0.0058	11.50%	0.0109	8.97%
Guangxi	0.132	–	0.169	–	0.127	–	0.162	–
Combined Cycle	0.132	–	0.169	–	0.127	–	0.162	–
Yunnan Province	1.601	77.77%	2.573	36.80%	1.478	77.48%	2.376	36.32%
Coal-fired	1.461	82.53%	2.264	38.84%	1.343	82.41%	2.075	38.31%
Wind-power	0.139	39.55%	0.309	23.50%	0.135	39.94%	0.301	24.01%
Guizhou Province	0.052	268.42%	0.111	226.39%	0.051	270.26%	0.109	227.83%
Wind-power	0.052	268.42%	0.111	226.39%	0.051	270.26%	0.109	227.83%

Region	Power Generation				Electricity sold
	April to June 2018	Change	January to June 2018	Change	April to June 2018	Change	January to June 2018	Change

Hainan Province	3.496	13.74%	6.661	16.02%	3.246	13.84%	6.202	16.24%
Coal-fired	3.423	14.73%	6.507	16.39%	3.175	14.90%	6.050	16.64%
Combined Cycle	0.008	317.96%	0.023	195.57%	0.007	316.26%	0.022	195.43%
Wind-power	0.017	-15.62%	0.046	-11.79%	0.016	-15.68%	0.045	-11.69%
Hydro-power	0.037	-41.55%	0.062	-22.42%	0.036	-41.69%	0.062	-22.48%
PV	0.0118	116.07%	0.0226	124.20%	0.0117	117.19%	0.0224	125.27%
Total	103.856	14.52%	208.167	11.51%	98.075	14.54%	196.387	11.51%

For the second quarter of 2018, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.1% in Singapore, representing a decrease of 0.7 percentage point compared to the same period of last year (21.8%). In the first half of 2018, the accumulated power generation accounted for a market share of 20.8%, representing a decrease of 0.7 percentage point compared to the same period last year.

The consolidated net profit attributable to the equity holders of the Company for the first half of 2018 was RMB1.731 billion, representing an increase of 609.74% over RMB244 million for the same period of last year. The net profit attributable to the equity holders of the Company from domestic operations was RMB1.894 billion, representing an increase of 287.39% over the same period of last year, which is mainly due to increase of electricity tariff and demand. The net loss attributable to the equity holders of the Company from its operations in Singapore was RMB163 million, representing a loss decrease of RMB82 million over the same period of last year.

1.	Operating revenue, taxes and levies

Operating revenue mainly consists of revenue from electricity sold. For the first half of 2018, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB82.405 billion, representing an increase of 15.36% from RMB71.434 billion for the same period of last year. The operating revenue from domestic operations of the Company increased by RMB10.461 billion over the same period last year, of which operating revenue from new generating units was RMB1.495 billion. The operating revenue from operations of the Company in Singapore increased by RMB510 million over the same period last year.

Tax and levies mainly consist of value-added tax surcharges, property tax, land holding tax, stamp duty and environment protection tax. For the first half of 2018, the taxes and levies on operations of the Company and its subsidiaries were RMB876 million, representing an increase of RMB227 million from RMB649 million for the same period last year.

2.	Operating expenses

For the first half of 2018, the total operating expenses of the Company and its subsidiaries was RMB73.818 billion, representing an increase of 12.32% from the same period last year. The operating expenses in domestic operations of the Company increased by RMB7.726 billion, or 12.72%, from the same period of last year, which was mainly due to increased domestic fuel costs and increased power generation. The operating expenses of new generating units amounted to RMB1.064 billion. The operating expenses from the operations in Singapore increased by RMB0.374 billion, or 7.48%, from the same period last year.

2.1	Fuel costs

Fuel costs represent the largest portion of the operating expenses of the Company and its subsidiaries, which were RMB51.600 billion for the first half of 2018, representing an increase of 17.27% over the same period last year. The fuel costs from domestic operations of the Company increased by RMB7.591 billion from the same period last year, which was mainly due to increased fuel costs and increased power generation. Fuel costs for new generating units amounted to RMB0.727 billion. The fuel costs from the operations in Singapore increased by RMB7 million from the same period last year.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries for the first half of 2018 were RMB10.123 billion, which represents a decrease of RMB24 million over the same period last year. The depreciation expenses of domestic operations of the Company increased by RMB53 million compared to the same period last year, of which the depreciation expenses incurred by new generating units were RMB0.220 billion. The depreciation expenses of its operations in Singapore decreased by RMB77 million compared to the same period last year.

2.3	Labor

Labor costs consist of salaries to employees, housing funds, medical insurance, pension and unemployment insurance payable to relevant government authorities, and accrued training expenses. Labor costs of the Company and its subsidiaries amounted to RMB4.500 billion for the first half of 2018, representing an increase of RMB0.186 billion from RMB4.314 billion for the same period last year, which is mainly due to business expansion. The labor costs for domestic operations of the Company increased by RMB0.195 billion over the same period last year, of which RMB0.043 billion is attributable to operation of new generating units. The labor costs for Singapore operations decreased by RMB10 million.

2.4	Maintenance

Maintenance expenses of the Company and its subsidiaries amounted to RMB1.721 billion for the first half of 2018, representing an increase of RMB6 million from RMB1.715 billion for the same period last year. The maintenance expenses of the Company’s domestic operations increased by RMB4 million compared to the same period last year. The maintenance expenses of operations in Singapore increased by RMB2 million compared to the same period last year.

2.5	Other operating expenses (including electricity power purchase costs and service fees payable to Huaneng International Power Development Corporation)

Other operating expenses (including electricity power purchase costs and services fees paid to Huaneng International Power Development Corporation) of the Company and its subsidiaries for the first half of 2018 was RMB5.873 billion, representing an increase of RMB0.333 billion from RMB5.541 billion for the same period last year. Other operating expenses from the Company’s domestic operations decreased by RMB0.119 billion over the same period last year, of which RMB0.038 billion is attributable to operation of new generating units. Other operating expenses of operations in Singapore increased by RMB0.452 billion compared to the same period last year.

3.	Financial expenses, net

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2018 amounted to RMB5.207 billion, representing an increase of RMB0.595 billion from RMB4.612 billion for the same period last year, which is mainly due to increased interest bearing debts and increased interest rate. The financial expenses of domestic operations increased by RMB0.543 billion, of which RMB0.172 billion is attributable to new generating units. The financial expenses of operations in Singapore increased by RMB52 million.

4.	Share of profits less losses of associates and joint ventures

The share of profits less losses of associates and joint ventures of the Company and its subsidiaries for the first half of 2018 was RMB385 million, representing an increase of RMB229 million from RMB156 million for the same period last year. This was mainly attributable to the increased profits of the associates and joint ventures of the Company.

5.	Income tax expenses

For the first half of 2018, the Company and its subsidiaries recognised income tax expenses of RMB0.745 billion, representing an increase of RMB0.266 billion from RMB0.479 billion for the same period last year. The income tax expenses for the domestic operations increased by RMB0.245 billion over the same period last year mainly due to the increased profitability of domestic operations during the period. The income tax expenses of operations in Singapore increased by RMB21 million over the same period last year.

6.	Consolidated net profit attributable to equity holders of the Company

The consolidated net profit attributable to equity holders of the Company amounted to RMB1.731 billion for the first half of 2018, representing an increase of RMB1.487 billion from RMB244 million for the same period last year. The net profit attributable to equity holders of the Company from its domestic operations was RMB1.894 billion, representing an increase of 287.32% over the same period last year. The increase was mainly due to increased electricity tariff and demand. The net loss attributable to equity holders of the Company from its operations in Singapore was RMB163 million, representing a decrease of RMB82 million over the same period last year.

7.	Comparison of financial positions

As of 30 June 2018, consolidated total assets of the Company and its subsidiaries were RMB398.786 billion, representing an increase of 0.55% from RMB396.590 billion as of 31 December 2017. As of 30 June 2018, total assets of operations in Singapore were RMB27.419 billion, representing a decrease of 1.94% from RMB27.961 billion as of 31 December 2017.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities to equity holders’ equity = balance of liabilities at the end of the period/balance of equity holders’ equity (excluding non-controlling interests) at the end of the period

Current ratio = balance of the current assets at the end of the period/balance of current liabilities at the end of the period

Quick ratio = (balance of current assets at the end of the period – net amounts of inventories at the end of the period)/balance of current liabilities at the end of the period

Multiples of interest earned = (profit before tax + interest expenses)/interest expenditure (including capitalized interest)

	The Company and its subsidiaries
Item	As of 30 June 2018	As of 31 December 2017

Ratio of liabilities to equity holders’ equity	3.30	3.30
Current ratio	0.40	0.31
Quick ratio	0.33	0.26

Item	For the six months ended 30 June 2018	For the six months ended 30 June 2017

Multiples of interest earned	1.52	1.11

The ratio of liabilities to equity holders’ equity is unchanged from the beginning of this year. Current ratio and quick ratio increased from the beginning of this year principally due to increase of current assets resulting from the increased bank balances and cash, as well as decrease of current liabilities resulting from the decreased short-term loans. The multiples of interest earned increased from the same period last year because of increased pre-tax profit for the first half of 2018.

As of 30 June 2018, the Company and its subsidiaries had net current liabilities of RMB85.091 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes it would be able to refinance through long-term loans to meet its liabilities when they fall due and secure the funds required for operations.

II.	Liquidity and Cash Resources

1.	Liquidity

	For the six months ended 30 June 2018	For the six months ended 30 June 2017	Change
	(RMB in billion)	(RMB in billion)	(%)

Net cash provided by operating activities	15.116	14.302	5.69%
Net cash used in investing activities	(6.104)	(20.269)	(69.89%)
Net cash (used in)/provided by financing activities	(2.095)	10.269	(120.40%)
Effect of exchange rate fluctuations on cash held	(0.010)	0.022	(145.45%)

Net increase in cash and cash equivalents	6.907	4.324	59.74%
Cash and cash equivalents at beginning of the reporting period	9.282	7.811	18.83%

Cash and cash equivalents at the end of the reporting period	16.189	12.135	33.41%

The net cash provided by operating activities of the Company for the first half of 2018 was RMB15.116 billion, representing an increase of 5.69% over the same period last year. The increase was mainly due to the increase of electricity sales.

Net cash used in investing activities of the Company was RMB6.104 billion, representing a decrease of 69.89% from the same period last year, which was mainly due to consideration paid for acquisition during the same period last year.

The financing activities of the Company were principally debt financings. During the first half of 2018, the Company drew down new loans of RMB62.076 billion, issued super short-term bonds of RMB26.500 billion and long-term bonds of RMB4.5 billion, and repaid loans of RMB67.609 billion and super short-term bonds of RMB17.000 billion upon maturity, and also repaid long-term bonds of RMB4.000 billion upon maturity.

As of 30 June 2018, cash and cash equivalents of the Company and its subsidiaries denominated in RMB and Singapore dollar, U.S. dollar and Japanese Yen, each of which is measured at RMB equivalent, were RMB14.922 billion, RMB0.723 billion, RMB0.545 billion and RMB0.069 million, respectively.

2.	Capital expenditure and cash resources

2.1	Capital expenditure for infrastructure construction and renovation projects

The capital expenditure for construction and renovation projects of the Company for the first half of 2018 was RMB6.880 billion, including RMB571 million for Yantai Bajiao Co-generation project, RMB423 million for Luoyuan Power project, RMB287 million for Yancheng Dafeng New Energy project, RMB234 million for Dongguan Combined Cycle project, RMB231 million for Huaining Wind Power project, RMB179 million for Jiangxi Renewable Energy project, RMB169 million for Luoyuan Port, RMB155 million for Hainan Power project, RMB138 million for Beijing Co-generation project, RMB132 million for Rudong Baxianjiao Offshore Wind Power project, RMB122 million for Yizheng Wind Power project, RMB98 million for Shuangyu Solar Power project, RMB95 million for Kangbao Wind Power project, RMB91 million for Luohuang Power project, RMB84 million for Diandong Energy project, RMB84 million for Huaiyin Power Plant project, RMB79million for Jianchang PV project,

RMB77 million for Guanyun Co-generation project, RMB76 million for Fuyuan Wind Power project, RMB71 million for Dalian Co-generation project, RMB71 million for Anyang Energy project, RMB67 million for Suzhou Thermal Power project, RMB65 million for Yueyang Power project, RMB64 million for Zhongxiang Wind Power project, and RMB62 million for Weihai Power project. Expenditure for other infrastructure construction and renovation projects was RMB3.155 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, and debt and equity financing. The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop new projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flows from operating activities, and debt and equity financings.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 30 June 2018, the undrawn banking facilities available to the Company and its subsidiaries amount to more than RMB241.188 billion from, among others, Bank of China, China Construction Bank and Industrial and Commercial Bank of China.

The Company issued nine installments of unsecured super short-term bonds of RMB4 billion, RMB2 billion, RMB2 billion, RMB4 billion, RMB2.5 billion, RMB4 billion, RMB2 billion, RMB2 billion and RMB4 billion with coupon rate of 4.35%, 4.35%, 4.40%, 4.45%, 4.25%, 4.08%, 3.98%, 3.80% and 4.05% on 24 February, 2 March, 21 March, 23 March, 2 May, 2 May, 18 May, 30 May and 1 June, respectively. Each installment of super short-term bonds is issued at par value in RMB and matures in 90, 90, 150, 180, 180, 150, 180, 90 and 180 days after issuance, respectively.

As of 30 June 2018, the Company and its subsidiaries had outstanding short-term loans of RMB59.526 billion (RMB80.251 billion as of 31 December 2017), of which borrowings from banks were charged at annual interest rates ranging from 3.92% to 5.30% (3.74% to 5.50% as of 31 December 2017).

As of 30 June 2018, the Company and its subsidiaries had outstanding short-term bonds of RMB20.632 billion (RMB11.068 billion as of 31 December 2017).

As of 30 June 2018, the Company and its subsidiaries had outstanding long-term loans (including those maturing within a year) of RMB140.219 billion (RMB125.129 billion as of 31 December 2017), including RMB denominated loans of RMB125.722 billion (RMB110.073 billion as of 31 December 2017), U.S. dollar denominated loans of US$316 million (US$348 million as of 31 December 2017), Euro denominated loans of €26 million (€30 million as of 31 December 2017), Singapore dollar denominated loans of S$2.496 billion (S$2.539 billion as of 31 December 2017), and Japanese yen denominated loans of ¥2.537 billion (¥2.593 billion as of 31 December 2017). All loans denominated in US dollar and Singapore dollar were floating rate, and loans denominated in all other foreign currencies were fixed rate. As of 30 June 2018, the long-term loans of the Company and its subsidiaries from banks were charged at annual interest rates ranging from 0.75% to 6.03% (0.75% to 6.03% as of 31 December 2017).

The Company will maintain close watch on fluctuations of exchange rate and interest rate markets, and prudently assess currency and interest rate risks.

In addition to meeting cash requirements from operations, constructions and acquisitions in its ordinary course, the Company, along with due consideration of overall development of power generation industry and growth of the Company, will make efforts to control financing costs and financial risks, establish an optimal capital structure for effective financial management activities, with the view to providing sustainable and stable returns to its shareholders.

2.3	Other financing requirements

The objective of the Company is to bring long-term, consistent and growing returns to its shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. Upon the approval from the annual general meeting of the shareholders for the year 2017 held on 3 May 2018, the Company declared a cash dividend of RMB0.10 per ordinary share (inclusive of tax), with total dividends of approximately RMB1.520 billion. As of 30 June 2018, RMB1.086 billion of the aforementioned dividends have been paid, with RMB0.434 billion remaining.

III.	Performance and Prospects of Significant Investments

The Company acquired 25% equity interests in Shenzhen Energy Group (“Shenneng Group”) with payment of RMB2.39 billion on 22 April 2003. In 2011, Shenneng Group divided into a remainder company Shenneng Group and a new company Shenneng Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenneng Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Company through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Company. After the merger, the Company directly held 991,741,659 shares of Shenzhen Energy, representing 25.02% of its equity interests. These investments brought a net profit attributable to the equity holders of the Company of RMB65 million for the Company for the first half of 2018 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interests in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interests in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought to the Company a net profit attributable to the equity holders of the Company of RMB67 million for the first half of 2018 under IFRS. This investment is expected to provide steady returns to the Company.

IV.	Employee Benefits Policies

As of 30 June 2018, the Company and its subsidiaries had 53,203 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	Guarantee for Loans and Restricted Assets

As of 30 June 2018, the Company provided guarantees of approximately RMB12.072 billion for Tuas Power; Huaneng Heilongjiang Power Co., Ltd., a subsidiary of the Company, provided guarantees of approximately RMB500 million, RMB1,122 million and RMB521 million for its subsidiaries Huaneng Daqing Thermal Power Co., Ltd., Daqing Lvyuan Wind Power Generation Co., Ltd., and Huaneng Tongjiang Wind Power Co., Ltd., respectively; Huaneng Daqing Thermal Power Co., Ltd., a subsidiary of the Company, provided guarantees of RMB218 million for its subsidiary, Huaneng Yichun Thermal Power Co., Ltd.; Huaneng Shandong Ruyi Coal-fired Co., Ltd., a subsidiary of the Company, provided guarantees of RMB60 million for its subsidiary Huaneng Jiaxiang Power Co., Ltd..

As of 30 June 2018, the details of secured loans of the Company and its subsidiaries are as follows:

1.
As of 30 June 2018, short-term loans of approximately RMB38 million (RMB24 million as of 31 December 2017) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

2.
As of 30 June 2018, long-term loans of approximately RMB3.952 billion (RMB4.605 billion as of 31 December 2017) of the Company and its subsidiaries were secured by certain property, plant and equipment, with net book value of RMB4.527 billion.

3.	As of 30 June 2018, long-term loans of approximately RMB8.767 billion (RMB10.559 billion as of 31 December 2017) were secured by future electricity revenue of the Company and its subsidiaries.

As of 30 June 2018, the restricted bank deposits of the Company and its subsidiaries were RMB75 million (RMB82 million as of 31 December 2017).

As of 31 December 2018, the property, plant and equipment leased under finance lease of the Company and its subsidiaries with net book value amounted to RMB1.573 billion (RMB2.565 billion as of 31 December 2017).

As of 30 June 2018, notes receivable discounted or endorsed neither matured nor derecognized of the Company and its subsidiaries with net book value amounted to RMB1.887 billion (RMB1.677 billion as of 31 December 2017).

As of 30 June 2018, the Company and its subsidiaries had no material contingent liability.

VI.	Risk Factors

For the second half of 2018, the prudent monetary policy currently executed by the People’s Bank of China would be carried out in a well-regulated and befitted manner so as to maintain the financing available in the market at appropriate level as well as a reasonably ample liquidity. Most of the Company’s debts are interest bearing debts denominated in RMB, and the change of RMB interest rates will directly affect the Company’s borrowing costs. The Company will keep close watch on market conditions to make reasonable financing arrangements, explore new financing initiatives to control financing costs while meeting funding requirements. The interest bearing debts denominated in non-RMB currencies are mostly charged with floating interest rates. The Company has hedged approximately half of its debts with floating interest rates by interest rate swap agreements, and the fluctuation of the interest rates on non-RMB currency borrowings will not have material adverse impact on the Company.

The Company had certain debts denominated in U.S. dollar and Euro, and could incur exchange gain or loss from fluctuation of relevant exchange rates. The debts denominated in foreign currencies accounted for less than 6% of the total interest bearing debts of the Company, most of which were denominated in U.S. dollar. The recent fluctuations in exchange rates are not expected to have material adverse impact on the Company due to limited amount of its borrowings denominated in foreign currencies.

SHARE CAPITAL STRUCTURE

As at 30 June 2018, total issued share capital of the Company amounted to 15,200,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 69.08% of the total issued share capital of the Company, and 4,700,383,440 shares were foreign shares, representing 30.92% of the total issued share capital of the Company. In respect of foreign shares, China Huaneng Group Co., Ltd. (“Huaneng Group”) through its wholly-owned subsidiary China Hua Neng Group Hong Kong Limited held 472,000,000 shares, representing 3.11% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 33.33% of the total issued share capital of the Company, while Huaneng Group held 1,555,124,549 shares, representing 10.23% of the total issued share capital of the Company. Through its controlling subsidiary China Huaneng Finance Corporation Limited, Huaneng Group held 74,139,853 shares, represents 0.49% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,804,073,480 shares, representing 25.03% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2018.

MAJOR SHAREHOLDING STRUCTURE

The following table summarizes the shareholdings of the top ten shareholders of the Company as at 30 June 2018:

Name of Shareholders	Total Shareholdings as at end of the reporting period	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	33.33%
HKSCC Nominees Limited*	4,019,698,699	26.44%
China Huaneng Group Co., Ltd.	1,555,124,549	10.23%
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.47%
China Hua Neng Group Hong Kong Limited	472,000,000	3.11%
Jiangsu Provincial Investment & Management Limited Liability	416,500,000	2.74%
China Securities Finance Corporation Limited	413,567,472	2.72%
Fujian Investment Development (Group) Co., Ltd.	372,818,249	2.45%
Liaoning Energy Investment (Group) Limited Liability Company	362,200,722	2.38%
Dalian Municipal Construction Investment Company Limited	301,500,000	1.98%

Notes:

*	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominee of H shareholders.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2018.

As at 30 June 2018, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2018.

DISCLOSURE OF MATERIAL EVENTS

1.
The Company has reviewed and approved the proposal of appointment of president at the 14th meeting of the ninth session of the Board held on 31 July 2018, and appointed Mr. Zhao Keyu as president of the Company.

2.
Due to work requirements, Mr. Liu Guoyue (Director and President of the Company) tendered his resignation report to the Board of Directors of the Company, resigning from the position as the Director and President of the Company, on 16 May 2018. At the same time, he also ceased to act as the Chairman of the Strategy Committee and a member of the Remuneration and Appraisal Committee of the Board of Directors. Before the Company appoints the new President and the chairman of the Strategy Committee, Mr. Cao Peixi, the Chairman of the Company, shall take the role of the President and chairman of the Strategy Committee.

3.
Due to work requirements, Mr. Fan Xiaxia (Director and Vice President of the Company) tendered his resignation report to the Board of Directors fo the Company, resigning from the position as the Director and Vice President of the Company, on 28 February 2018. At the same time, he also ceased to act as a member of Strategy Committee and Nomination Committee of the Board of Directors of the Company.

CORPORATE GOVERNANCE

The Company always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardized and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximizing the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable and increasing returns for shareholders of the Company.

During the reporting period, the Company has complied with the relevant provisions of Corporate Governance Code and Corporate Governance Report set out in Appendix 14 of the Listing Rules, except for code provision A.2.1.

Code provision A.2.1 provides that the roles of chairman and chief executive (president) should be separate and should not be performed by the same individual. Mr. Cao Peixi, Chairman of the Board and Executive Director of the Company, took up the position of the President starting from 16 May 2018. As the Board of Directors meets regularly to consider matters relating to business operations of the Company, the Board of Directors is of the view that the above arrangement will not impair the balance of power and authority of the Board of Directors and the executive management. The effectiveness of corporate planning and implementation of corporate strategies and decisions will generally not be affected.

(a)	Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to operate in accordance with laws and regulations.

Over the years, the Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended relevant regulations and systems according to the applicable laws and the development needs of the Company.

In order to better adapt to market and regulatory changes, the Company has also revised the Articles of Association and clarified the party organization in playing the leading role and political core role in the Company.

All members of the Board jointly perform the duty of corporate governance. During the reporting period, the Board has included the followings in its scope of duties and authority:

1.	Establishing and reviewing the Company’s corporate governance policies and codes, and making such amendments as it deems necessary to ensure the effectiveness of such policies and codes;

2.	Reviewing and supervising the training and sustained professional development of the Company’s directors and senior management;

3.	Reviewing and supervising the Company’s policies and codes regarding the observance of laws and regulatory requirements;

4.	Formulating, reviewing and supervising the codes of conduct and compliance handbook applicable to directors and employees; and

5.	Reviewing the Company’s compliance with the Code on Corporate Governance Practices and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the chief accountant, managers of each functional department, and is responsible for reviewing the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors who will report on the Company’s important matters of the week, thereby ensuring the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current functioning systems include the Measures on Information Disclosure Management, the Measures on Connected Transaction Management, Management Measures on Insiders, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information, and at the same time enhance the quality as well as transparency of the information disclosure.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication upon the approval of the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their expertise.

(3)	Regulating financial management system, strengthening internal control

In 2018, the Company sticks to its principle of good faith and fair treatment to its shareholders and makes a lot of detailed work in preparing the financial reports and connected practice standard and on aspect of internal controls. The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has formulated the Measures on Accounting, the Basic Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have reviewed the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Use and Management of Large Amount by Headquarter of the Company, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the

China Securities Regulatory Commission (“China Securities Regulatory Commission”) and the Shanghai Stock Exchange (“Shanghai Stock Exchange”) for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted quarterly checking and clearing with related parties in relation to the operational fund transfers in order to ensure the safety of funds.

3.
The overall objective of internal control of the Company is to promote implementation of the corporate strategy. Specific goals are to maintain lawful operation and management of the Company, asset safety, and truthfulness and completeness of financial reports and related information, thus promoting the overall enhancement of operating efficiency and actual effect.

The Company has formulated a comprehensive system for five businesses including development and construction, production and management, financial assets, integrated management and supervision and evaluation in order to achieve the institutionalization of management. The Company has comprehensively sort out internal and external risks and various business processes, and completed the “Internal Control Manual”, the fifth version of which in use detailed 23 business processes and organizational structures including income, material procurement, fuel management and fund management, and 19 soft elements including human resources management, anti-fraud and risk management in terms of five areas including environment control, risk assessment, process control, information and communication, and monitoring, thereby comprehensively elaborating the Company’s guiding principles and policies, work procedures and job duties of various posts, regulating the standard procedures of various business processes and realizing a streamlined system.

The Company has compiled the “Internal Control Evaluation Handbook” specifying the three-tier internal control evaluation management system, the internal control evaluation mode comprised of routine evaluation and supervision on key area, regulating the internal control evaluation procedures, evaluation methods, defect defining procedures and standards in order to realize standardization of internal control evaluation. The Company conducts annual assessment on the applicability and effectiveness of the above system and regularly conducts revision and perfection in order to realize dynamic maintenance of the internal control system.

The Company has established 48 items of risks falling into 16 categories involving strategic management, production and operation, legal affairs, financial management, use of capital, safety protection, energy conservation and environment protection, fundamental construction and compliance observation, and has divided risk management at all levels of business departments. For the purpose of risk identification, the “Internal Control Manual” stipulates the corresponding control measures and defines key control points. Through the implementation of the “one post for one item system” at each control point, the control responsibility is divided to every post at various levels so that internal control and job responsibilities are combined and all members of staff can participate in the construction of internal control. The Company has implemented the internal control routine evaluation mechanism, set up the post of internal control evaluators in each department and subordinate unit respectively, conducted monthly internal control evaluation, and established a three-tier evaluation quality supervision mechanism respectively at the three levels of the Company, regional offices and basic level units by way of the internal control management system in order to conduct real-time tracking of the implementation of internal control. During the first half of the year, the Company has successfully completed a six-month internal control routine evaluation, and launched key inspection on high-risk units after combining the risk assessment results thus effectively protecting and promoting the sustained and healthy development of the businesses of the Company and realizing the stable operation of the internal control system. The Company has combined the new requirements and new changes in business and management and constantly advanced experience and common issues, and launched comprehensive and multi-level internal control training each year, and widely publicized internal control concepts and knowledge, thus continuously optimizing the internal control environment.

The internal control and management departments, internal audit department and external auditors regularly report the internal control work situation to the Audit Committee of the Board of Directors respectively, thus ensuring the continued and effective operation of the internal control system. The Company constantly improves the internal control review system, formulated the “Internal Control Review and Evaluation Management Regulations”, regularly conducts internal control target reviews and comprehensive evaluations, circulating notices within the Company after combining the assessment results, thus realizing the review results in a timely manner, effectively guiding the units at all levels to focus on the quality of internal control work and practically realizing of the deep level objective of management enhanced by internal control.

Upon full assessment, the management of the Company is of the opinion that the internal control system of the Company is sound and effective.

(b)	Securities transactions by Directors

As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant restrictive clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, abiding by the strictest clause among three jurisdictions. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction inside information using inside information in securities trading; and setting out detailed rules for those who are in possession of inside information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares of the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors

The Board of Directors of the Company comprises of 12 members. Of the members of the ninth session of the board of directors, Mr. Cao Peixi as the Chairman; Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Cheng Heng and Mr. Lin Chong as the Non-executive Directors; and Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi as the Independent Non-executive Directors.

The Board of Directors of the Company has held six meetings during the reporting period including regular meetings and ad hoc meetings. For details, please see the relevant announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Director
Cao Peixi	6	5	1	83.33% (Attendance by proxy rate of 16.67%)

Non-executive Directors
Huang Jian	6	6	0	100%
Wang Yongxiang	6	6	0	100%
Mi Dabin	6	5	1	83.33% (Attendance by proxy rate of 16.67%)
Guo Hongbo	6	5	1	83.33% (Attendance by proxy rate of 16.67%)
Cheng Heng	6	6	0	100%
Lin Chong	6	6	0	100%

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Independent non-executive Directors
Yue Heng	6	5	1	83.33% (Attendance by proxy rate of 16.67%)
Xu Mengzhou	6	6	0	100%
Liu Jizhen	6	4	2	66.66% (Attendance by proxy rate of 33.4%)
Xu Haifeng	6	6	0	100%
Zhang Xianzhi	6	5	1	83.33% (Attendance by proxy rate of 16.67%)

Directors who had resigned
Liu Guoyue	4	4	0	100%
Fan Xiaxia	1	1	0	100%

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days prior to the meeting and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board.

Moreover, the Independent Non-executive Directors have submitted their independent non-executive director confirmation letters of 2017 according to the requirements of the Listing Rules.

The Directors considered that they have complied with the laws and regulations, and provisions of the Articles of Association, and have actively performed the duties faithfully and diligently. Apart from regular and ad hoc meetings, the Directors obtained information through the Chairman Office and the President Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements. The Directors reviewed the reports, data etc. of the Company regularly to understand the situation on production operation of the Company. Through on-site investigation, the independent non-executive Directors provided practical resolutions to the Company. All specialized committees under the Board actively carried out works and provided recommendations and policies which formed the basis of accurate policies for the Board.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The Board has summarized the implementation and execution of work during the reporting period taking into consideration of opinions of the Supervisory Committee and the Senior Management of the Company. The Board is of the opinion that it has effectively fulfilled its duties to safeguard the interests of the Company and its shareholders.

Directors who attended the 2018 first extraordinary general meeting of the Company were Mr. Liu Guoyue (Director and the Chairman of the Strategy Committee), Mr. Wang Yongxiang (Non-executive Director), Mr. Xu Mengzhou (Independent non-executive Director), Mr. Xu Haifeng (Independent non-executive Director) and Mr. Zhang Xianzhi (Independent non-executive Director and Chairman of the Remuneration and Appraisal Committee); Directors who attended the annual general meeting for 2017 of the Company were Mr. Liu Guoyue (director and the Chairman of the Strategy Committee), Mr. Mi Dabin (Director), Mr. Xu Mengzhou (Independent non-executive Director) and Mr. Zhang Xianzhi (Independent non-executive Director and Chairman of the Remuneration and Appraisal Committee).

(d)	Chairman and President

The Company shall have a Chairman and a President who shall perform their duties respectively and separately according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board. Due to work requirements, Mr. Liu Guoyue resigned from the position as the President of the Company. Before the Company appoints the new President and the chairman of the Strategy Committee, Mr. Cao Peixi, the Chairman of the Company, shall take the role of the President and chairman of the Strategy Committee. On 31 July 2018, the Board resolved to appoint Mr. Zhao Keyu as the President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(e)	Non-executive Directors

According to the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (inclusive) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (inclusive) according to the relevant regulations of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Jian	13 June 2017-2020
Wang Yongxiang	13 June 2017-2020
Mi Dabin	13 June 2017-2020
Guo Hongbo	13 June 2017-2020
Cheng Heng	13 June 2017-2020
Lin Chong	13 June 2017-2020

(f)	Directors’ Remuneration

According to the relevant PRC laws and the Articles of Association, the Board has established the Remuneration and Appraisal Committee which operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company. The Remuneration and Appraisal Committee will review and submit annual total wages to the board of directors annually. Each of the Executive Directors has signed a director’s service contract in accordance with the requirement of the Hong Kong Stock Exchange.

Members of the ninth session of the Remuneration and Appraisal Committee are Mr. Zhang Xianzhi, Mr. Guo Hongbo, Mr. Cheng Heng, Mr. Yue Heng, Mr. Liu Jizhen and Mr. Xu Haifeng, which Mr. Yue Heng, Mr. Liu Jizhen and Mr. Zhang Xianzhi are Independent Non-executive Directors and Mr. Zhang Xianzhi is the chairman of the committee.

The Remuneration and Appraisal Committee under the Board operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2018 on 12 March 2018, at which the Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2018 was approved. The second meeting in 2018 was convened on 28 June 2018 when the adjustment to the remuneration of the independent directors was considered and the proposal to revise the remuneration for independent directors of the Company was passed unanimously. In the second half of 2018, the Remuneration and Appraisal Committee will carry out the work according to the actual situation and the above Detailed Rules at appropriate time.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Ninth Session of the Board in 2018	12 March 2018	Zhang Xianzhi, Liu Guoyue, Guo Hongbo, Cheng Heng, Yue Heng, Liu Jizhen and Xu Haifeng	–
Second meeting of the Remuneration and Appraisal Committee of the Ninth Session of the Board in 2018	28 June 2018	Zhang Xianzhi, Guo Hongbo, Cheng Heng, Yue Heng, Liu Jizhen and Xu Haifeng	–

(g)	Nomination of Directors

According to the relevant PRC laws and the relevant provisions of the Articles of Association, the Board has established the Nomination Committee. Governed by the Detailed Rules on the Works of the Nomination Committee, the Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates for directors of the Company is mainly made by shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the ninth session of the Nomination Committee are Mr. Liu Jizhen, Mr. Mi Dabin,Mr. Lin Chong, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi, among whom Mr. Liu Jizhen, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi are Independent Non-executive Directors and Mr. Liu Jizhen is the chairman of the committee.

The operation of the Remuneration and Appraisal Committee under the Board complied with the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2018 on 29 March 2018, at which the proposal regarding the appointment of the Vice President of the Company was passed and the assessment report regarding the appointment qualification of the candidate(s) for the Vice President of the Company was formulated and resolved to be submitted to the Board for review. The report provided the basis and recommendation for decision by the Board. In the second half of 2018, the Remuneration and Appraisal Committee will carry out the work according to the actual situation and the above Detailed Rules at appropriate time.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Nomination Committee of the Ninth Session of the Board in 2018	29 March 2018	Liu Jizhen, Mi Dabin, Lin Chong, Yue Heng, Xu Mengzhou, Zhang Xianzhi	–

(h)	Appointment of Auditors

As approved at the 2017 annual general meeting, the Company has appointed KPMG Huazhen LLP as the domestic auditors and U.S. 20F annual report auditors of the Company, and KPMG as the Company’s Hong Kong auditors for 2018.

(i)	Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board has established the Audit Committee. Governed by the Detailed Rules on the work of the Audit Committee, the Audit Committee is mainly responsible for assisting the Board in the supervision of:

(1)	the accuracy of the Company’s financial statement;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

The Company convenes four regular meetings of the Audit Committee of the Board of Directors each year, at least two of which will be conducted with the Company’s external auditors to listen to reports on audit planning, work arrangement and audit works generally. The Board has formulated the Management Rules on Whistler Blowing through telephone or emails, and, pursuant to which the Audit Committee will be responsible for the management.

Members of the Audit Committee comprises of five directors. Members of the Audit Committee of the ninth session are, namely, Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi, among whom Mr. Yue Heng is the chairman of the committee.

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit Committee has communicated separately and respectively with the Company’s counsels, external auditors, management and the relevant functional departments of the Company. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, the anti-fraud position in the Company, the recruitment of staff, the implementation and execution of internal control mechanisms, the audit work carried out by external auditors and the responsible officers of the audit department, the Audit Committee has rendered their views and suggestions.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Ninth Session of the Board in 2018	24 February 2018	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng, Zhang Xianzhi	–

Second meeting of the Audit Committee of the Ninth Session of the Board in 2018	12 March 2018	Yue Heng, Xu Mengzhou, Xu Haifeng, Zhang Xianzhi	Liu Jizhen

Third meeting of the Nomination Committee of the Ninth Session of the Board in 2018	23 April 2018	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng, Zhang Xianzhi	–

(j)	Responsibility statement by the Directors in relation to the financial statements

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Shares held by senior management

None of the senior management of the Company holds shares of the Company.

(l)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee. Governed by the Detailed Rules on the Work of the Strategy Committee, the Strategy Committee is primarily responsible for:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters;

(6)	comprehensive risk management of the Company to improve the Company’s overall risk resistance; and

(7)	other matters as requested by the Board of Directors.

The ninth session of the Strategy Committee comprises of four directors, namely, Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Liu Jizhen, Mr. Xu Haifeng, of whom Mr. Liu Jizhen and Mr. Xu Haifeng are Independent Non-executive Directors.

On 25 April 2018, the Strategy Committee considered and approved the Enterprise Comprehensive Risk Management Report of Huaneng Power International, Inc. in 2018, and submitted the report to the Audit Committee of the Board of the Company on 31 July 2018 for review.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

During the reporting period, the attendance of meetings of the Strategy Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Strategy Committee of the Ninth Session of the Board in 2018	25 April 2018	Liu Guoyue, Huang Jian, Wang Yongxiang, Liu Jizhen, Xu Haifeng	–

(m)	Directors’ and senior management’s training

The Company organizes its Directors and Supervisors to attend the trainings provided by regulatory authorities every year. During the reporting period, the directors and supervisors of the Company attended training of directors and supervisors according to regulatory requirements. The secretary to the Board attended the 46th session enhanced professional development seminar for joint members provided by The Hong Kong Institute of Chartered Secretaries.

The Company conducts introduction by lawyers in places where the Company’s shares are listed specifically to all Independent Non-executive Directors of the Audit Committee of the Company twice a year with respect to the updated regulatory laws, the application of relevant systems to the Company and the Company’s performance of the rules and regulations in places where the Company’s shares are listed.

The Company attaches importance to the training and continuing development of senior management. The Company organizes members of senior management to participate the training courses provided by relevant State authorities, industrial managing authorities and industrial associations.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2018 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As at 30 June 2018, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim of material importance was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2018 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6322 6888
Website: http://www.hpi.com.cn

Hong Kong	Wonderful Sky Financial Group Limited
9th Floor, Central Plaza,
99 Queen’s Road Central,
Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2851 1352

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
1 August 2018

A.	FINANCIAL INFORMATION EXTRACTED FROM CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PREPARED UNDER IFRS

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(UNAUDITED)
AS AT 30 JUNE 2018
(Amounts expressed in thousands of RMB)

	Note		As at 30 June 2018	As at 31 December 2017
				(Note)

ASSETS

Non-current assets
Property, plant and equipment			278,822,750	284,328,093
Investments in associates and joint ventures			19,694,225	19,517,623
Investment property			219,368	217,406
Available-for-sale financial assets	2(b	)	–	1,604,993
Other equity instrument investments	2(b	)	2,080,871	–
Land use rights			11,212,378	11,264,785
Power generation licenses			3,880,557	3,916,246
Mining rights			1,646,271	1,646,271
Deferred income tax assets			2,008,369	2,300,091
Derivative financial assets			92,933	75,328
Goodwill			15,387,868	15,484,120
Other non-current assets			7,554,585	7,696,845

Total non-current assets			342,600,175	348,051,801

Current assets
Inventories			8,950,286	7,385,411
Other receivables and assets			5,717,279	6,081,517
Accounts receivable	4		24,878,005	25,447,595
Derivative financial assets			375,631	258,364
Bank balances and cash			16,264,513	9,364,823

Total current assets			56,185,714	48,537,710

Total assets			398,785,889	396,589,511

	Note	As at 30 June 2018	As at 31 December 2017
			(Note)

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		15,200,383	15,200,383
Perpetual corporate bonds		4,999,950	5,068,550
Capital surplus		24,435,402	24,114,400
Surplus reserves		8,140,030	8,140,030
Currency translation differences		(868,868)	(675,054)
Retained earnings		35,877,891	35,793,257

		87,784,788	87,641,566

Non-controlling interests		20,969,294	19,973,038

Total equity		108,754,082	107,614,604

Non-current liabilities
Long-term loans		118,558,847	107,030,958
Long-term bonds	6	20,486,433	15,993,833
Deferred income tax liabilities		4,288,212	4,566,680
Derivative financial liabilities		58,773	148,486
Other non-current liabilities		5,363,068	5,284,462

Total non-current liabilities		148,755,333	133,024,419

	Note		As at 30 June 2018	As at 31 December 2017
				(Note)

EQUITY AND LIABILITIES (CONTINUED)

Current liabilities
Accounts payable and other liabilities	7		35,526,103	38,900,132
Contract liabilities	2(c	)	593,675	–
Taxes payable			1,070,653	1,302,210
Dividends payable			1,948,404	1,735,426
Derivative financial liabilities			15,194	62,178
Short-term bonds	8		20,631,759	11,068,357
Short-term loans			59,525,772	80,251,348
Current portion of long-term loans			21,660,142	18,098,458
Current portion of long-term bonds	6		–	3,997,033
Current portion of other non-current liabilities			304,772	535,346

Total current liabilities			141,276,474	155,950,488

Total liabilities			290,031,807	288,974,907

Total equity and liabilities			398,785,889	396,589,511

Note:	The Company and its subsidiaries have initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See note 2.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
(UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2018
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June
	Note	2018	2017
			(Note i)

Operating revenue	3	82,404,919	71,433,689
Tax and levies on operations		(876,085)	(648,556)

Operating expenses
Fuel		(51,599,895)	(44,001,200)
Maintenance		(1,721,161)	(1,715,061)
Depreciation		(10,123,301)	(10,146,899)
Labor		(4,499,789)	(4,314,259)
Service fees on transmission and transformer facilities of HIPDC		(48,360)	(48,360)
Purchase of electricity		(2,197,348)	(1,807,341)
Others		(3,627,746)	(3,684,999)

Total operating expenses		(73,817,600)	(65,718,119)

Profit from operations		7,711,234	5,067,014

Interest income		107,974	95,234

Financial expenses, net
Interest expense		(5,138,907)	(4,662,641)
Exchange (loss)/gain and bank charges, net		(68,294)	50,667

Total financial expenses, net		(5,207,201)	(4,611,974)

Share of profits less losses of associates and joint ventures		385,030	156,070
Loss on fair value changes of financial assets/liabilities		(1,488)	(6,374)
Other investment income		11,010	120,066

Profit before income tax expense	10	3,006,559	820,036

Income tax expense	11	(744,586)	(478,875)

Net profit		2,261,973	341,161

		For the six months ended 30 June
Note		2018	2017
			(Note i)
Other comprehensive (loss)/income, net of tax

Items that will not be reclassified to profit or loss:
Fair value changes of other equity instrument investments		(538)	–
Share of other comprehensive loss of investees accounted for under the equity method		(46,047)	–

Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset (Note ii)		–	293,611
Share of other comprehensive loss of investees accounted for under the equity method		(147,194)	(3,574)
Effective portion of cash flow hedges		225,362	(248,452)
Translation differences of the financial statements of foreign operations		(213,473)	282,485

Other comprehensive (loss)/income, net of tax		(181,890)	324,070

Total comprehensive income		2,080,083	665,231

Net profit attributable to:
– Equity holders of the Company		1,731,372	243,944
– Non-controlling interests		530,601	97,217

		2,261,973	341,161

Total comprehensive income attributable to:
– Equity holders of the Company		1,569,157	572,696
– Non-controlling interests		510,926	92,535

		2,080,083	665,231

Earnings per share attributable to the ordinary shareholders of the Company (expressed in RMB per share)
– Basic and diluted	12	0.11	0.02

Note:

(i)	The Company and its subsidiaries have initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See note 2.

(ii)
This amount arose under the accounting policies applicable prior to 1 January 2018. As part of the opening balance adjustments as at 1 January 2018 the balance of this reserve has been reclassified to fair value reserve (non-recycling) and will not be reclassified to profit or loss in any future periods. See note 2(b).

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
PREPARED UNDER IFRS
FOR THE SIX MONTHS ENDED 30 JUNE 2018
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	BASIS OF PREPARATION

The unaudited condensed consolidated interim financial information (“interim financial information”) for the six months ended 30 June 2018 have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). The interim financial information was approved for issue on 31 July 2018.

The interim financial information has been prepared in accordance with the same accounting policies adopted in the 2017 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2018 annual financial statements. Details of any changes in accounting policies are set out in note 2.

The preparation of an interim financial information in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial information contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Company and its subsidiaries since the 2017 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs.

The financial information relating to the financial year ended 31 December 2017 that is included in the interim financial information as comparative information does not constitute the Company’s annual consolidated financial statements for that financial year but is derived from those financial statements. The annual consolidated financial statements for the year ended 31 December 2017 are available from the Company’s registered office. The auditor has expressed an unqualified opinion on those financial statements in their report date 13 March 2018.

As at and for the six months ended 30 June 2018, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2018, the Company and its subsidiaries have net current liabilities of approximately Renminbi Yuan (“RMB”) 85.091 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB241.19 billion as at 30 June 2018, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, the interim financial information are prepared on a going concern basis.

2.	PRINCIPAL ACCOUNTING POLICIES

(a)	Overview

The Company and its subsidiaries have adopted the following relevant new standards and amendments to standards that are first effective for the current accounting period. A number of other new standards are effective from 1 January 2018 but they do not have a material effect on the Company and its subsidiaries’ financial statements.

•	IFRS 9, “Financial instrument”.

•	IFRS 15, “Revenue from contracts with customers”.

•	IFRIC 22, “Foreign currency transactions and advance consideration”.

The Company and its subsidiaries have not applied any new standard or interpretation that is not yet effective for current accounting period.

Details of the changes in accounting policies are discussed in note 2(b) for IFRS 9 and 2(c) for IFRS 15.

Under the transition methods chosen, the Company and its subsidiaries recognise cumulative effect of the initial application of IFRS 9 and IFRS 15 as an adjustment to the opening balance of equity at 1 January 2018. Comparative information is not restated. The following table gives a summary of the opening balance adjustments recognised for each line item in the consolidated interim statement of financial position that has been impacted by IFRS 9 and/or IFRS 15:

	As at 31 December 2017	Impact on Initial application of IFRS9 Reclassification	Impact on Initial application of IFRS9 Remeasurement	Impact on Initial application of IFRS15	As at 1 January 2018
		(Note 2(b))	(Note 2(b))	Note 2(c))

Available-for-sale financial assets	1,604,993	(1,604,993)	–	–	–
Other equity instrument investments	–	1,604,993	476,595	–	2,081,588
Total non-current assets	348,051,801	–	476,595	–	348,528,396

Total assets	396,589,511	–	476,595	–	397,066,106

Capital surplus	24,114,400	–	369,946	–	24,484,346
Total equity	107,614,604	–	369,946	–	107,984,550

Deferred income tax liabilities	4,566,680	–	106,649	–	4,673,329
Total non-current liabilities	133,024,419	–	106,649	–	133,131,068

Accounts payable and other liabilities	38,900,132	–	–	(1,504,926)	37,395,206
Contract liabilities	–	–	–	1,504,926	1,504,926
Total current liabilities	155,950,488	–	–	–	155,950,488

Total liabilities	288,974,907	–	106,649	–	289,081,556

Total equity and liabilities	396,589,511	–	476,595	–	397,066,106

Further details of these changes are set out in sub-sections (b) and (c) of this note.

(b)	IFRS 9, Financial instruments

IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out the requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

The Company and its subsidiaries have applied IFRS 9 retrospectively to items that existed at 1 January 2018 in accordance with the transition requirements. The Company and its subsidiaries have recognised the cumulative effect of initial application as an adjustment to the opening equity at 1 January 2018. Therefore, comparative information continues to be reported under IAS 39.

The following table summarises the impact of transition to IFRS 9 on reserves at 1 January 2018.

Other reserve in other comprehensive income
Transferred to fair value reserve (non-recycling) relating to equity instrument investments now measured at fair value through other comprehensive income	(574,657)

Fair value reserve (non-recycling)
Transferred from other reserve in other comprehensive income relating to equity instrument investments now measured at fair value through other comprehensive income and increase in fair value reserve (non-recycling) at 1 January 2018	944,603

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

(i)	Classification of financial assets and financial liabilities

IFRS 9 categories financial assets into three principal classification categories: measured at amortised cost, at fair value through other comprehensive income (FVOCI) and at fair value through profit or loss (FVPL). These supersede IAS 39’s categories of held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets measured at FVPL. The classification of financial assets under IFRS 9 is based on the business model under which the financial asset is managed and its contractual cash flow characteristics.

Non-equity investments held by the Company and its subsidiaries are classified into one of the following measurement categories:

–
amortised cost, if the investment is held for the collection of contractual cash flows which represent solely payments of principal and interest. Interest income from the investment is calculated using the effective interest method;

–
FVOCI – recycling, if the contractual cash flows of the investment comprise solely payments of principal and interest and the investment is held within a business model whose objective is achieved by both the collection of contractual cash flows and sale. Changes in fair value are recognised in other comprehensive income, except for the recognition in profit or loss of expected credit losses, interest income (calculated using the effective interest method) and foreign exchange gains and losses. When the investment is derecognised, the amount accumulated in other comprehensive income is recycled from equity to profit or loss; or

–
FVPL, if the investment does not meet the criteria for being measured at amortised cost or FVOCI (recycling). Changes in the fair value of the investment (including interest) are recognised in profit or loss.

An investment in equity securities is classified as FVPL unless the equity investment is not held for trading purposes and on initial recognition of the investment the Company and its subsidiaries make an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognised in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. Where such an election is made, the amount accumulated in other comprehensive income remains in the fair value reserve (non-recycling) until the investment is disposed of. At the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings. It is not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVPL or FVOCI (non-recycling), are recognised in profit or loss as other investment income.

With respect to the financial assets classified as “available-for-sale” under IAS 39, the Company and its subsidiaries elected to designate these investments as FVOCI (non-recycling) on 1 January 2018 and have recognised fair value changes in respect of these investments in other comprehensive income as an adjustment to the opening balance of the Company and its subsidiaries’ equity, and reclassed the available-for-sale financial assets to other equity instrument investments as at 1 January 2018. Please refer to sub-section (a) of this note for the original carrying amount determined in accordance with IAS 39, the new carrying amount determined in accordance with IFRS 9, the adjustment amounts of reclassification and remeasurement.

With respect to the financial assets classified as “loans and receivables” (which were measured at amortised cost) and “financial assets measured at FVPL” under IAS 39, the Company and its subsidiaries have assessed the business model under which the financial assets are managed and its contractual cash flow characteristics, and these financial assets will continue with their respective classification and measurements upon the adoption of IFRS 9, and the carrying amounts of these financial assets as at 1 January 2018 have not been impacted by the initial application of IFRS 9.

The measurement categories for all financial liabilities of the Company and its subsidiaries remain the same, except for financial guarantee contracts.

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

After initial recognition at fair value, an issuer of such a contract shall subsequently measure it at the higher of: (i) the amount of the loss allowance determined in accordance with Note 2(b)(ii) and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

The carrying amounts for all financial liabilities of the Company and its subsidiaries as at 1 January 2018 have not been significantly impacted by the initial application of IFRS 9.

The Company and its subsidiaries did not designate or de-designate any financial asset or financial liability at FVPL as at 1 January 2018.

(ii)	Credit losses

IFRS 9 replaces the “incurred loss” model in IAS 39 with the “expected credit loss” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in IAS 39.

The Company and its subsidiaries applies the new ECL model to the following items:

–	financial assets measured at amortised cost;

–	contract assets as defined in IFRS 15 (note 2(c));

–	debt securities measured at FVOCI (recycling);

–	lease receivables; and

–	financial guarantee contracts issued (note 2(b)(i)).

Financial assets measured at fair value, including debt securities or equity instrument investments measured at FVPL, other equity instrument investments designated at FVOCI (non-recycling) and derivative financial assets, are not subject to the ECL assessment.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Company and its subsidiaries in accordance with the contract and the cash flows that the Company and its subsidiaries expect to receive).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company and its subsidiaries are exposed to credit risk.

In measuring ECLs, the Company and its subsidiaries take into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

–	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

–	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for accounts receivable, lease receivables and contract assets are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Company and its subsidiaries’ historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Company and its subsidiaries recognise a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition or the financial instrument is not determined to have low credit risk at the reporting date, in which cases the loss allowance is measured at an amount equal to lifetime ECLs.

Low credit risk

If the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations, the credit risk on a financial instrument is considered low.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Company and its subsidiaries compare the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. The Company and its subsidiaries consider both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

–	failure to make payments of principal or interest on their contractually due dates;

–	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

–	an actual or expected significant deterioration in the operating results of the debtor; and

–
existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Company and its subsidiaries.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

The Company and its subsidiaries assume that the credit risk on a financial asset has increased significantly if it is more than 30 days past due, unless the Company and its subsidiaries have reasonable and supportable information that is available without undue cost or effort, that demonstrates that the credit risk has not increased significantly since initial recognition even though the contractual payments are more 30 days past due.

The Company and its subsidiaries consider a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company and its subsidiaries in full, without recourse by the Company and its subsidiaries to actions such as realising security (if any is held).

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Company and its subsidiaries recognise an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt securities that are measured at FVOCI (recycling), for which the loss allowance is recognised in other comprehensive income and accumulated in the fair value reserve (recycling).

Basis of calculation of interest income on credit-impaired financial assets

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortised cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the Company and its subsidiaries assess whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable events:

–	significant financial difficulties of the debtor;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

–	the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset, lease receivable or contract asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company and its subsidiaries determine that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

Opening balance adjustment

The Company and its subsidiaries assessed the ECLs of financial assets measured at amortised cost and lease receivables as at 1 January 2018. There was not significant change to the loss allowance for these financial assets of the Company and its subsidiaries as at 1 January 2018.

(iii)	Hedge accounting

The Company and its subsidiaries have elected to adopt the new general hedge accounting model in IFRS 9. Depending on the complexity of the hedge, this new accounting model allows a more qualitative approach to assessing hedge effectiveness compared to IAS 39 to be applied, and the assessment is always forward-looking. The adoption of IFRS 9 has not had a significant impact on the Company and its subsidiaries’ financial statements in this regard.

(iv)	Transition

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except as described below:

–
Information relating to comparative periods has not been restated. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognised in reserves as at 1 January 2018. Accordingly, the information presented for 2017 continues to be reported under IAS 39 and thus may not be comparable with the current period.

–	The following assessments have been made on the basis of the facts and circumstances that existed as at 1 January 2018:

–	the determination of the business model within which a financial asset is held; and

–	the designation of investments in equity instruments not held for trading to be classified as at FVOCI (non-recycling).

–
If, at the date of initial application, the assessment of whether there has been a significant increase in credit risk since initial recognition would have involved undue cost or effort, a lifetime ECL has been recognised for that financial instrument.

–
All hedging relationships designated under IAS 39 as at 31 December 2017 met the criteria for hedge accounting under IFRS 9 as at 1 January 2018 and are therefore regarded as continuing hedging relationships. Changes to hedge accounting policies have been applied prospectively.

(c)	IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognising revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, Revenue, which covered revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specified the accounting for construction contracts.

The Company and its subsidiaries have elected to use the cumulative effect transition method and have recognised the cumulative effect of initial application as an adjustment to the opening balance of equity as at 1 January 2018. Therefore, comparative information has not been restated and continues to be reported under IAS 18 and IAS 11. As allowed by IFRS 15, the Company and its subsidiaries have applied the new requirements only to contracts that were not completed before 1 January 2018, referred to as open contracts.

Since more than 95% of the Company and its subsidiaries’ revenue comprised of contracts with customers from rate-regulated sales of electricity and heat, where revenue continue to be recognised upon transmission to the customers. The adoption of IFRS 15 did not have a material impact on the consolidated financial statements except for presentation.

Further details of the nature and effect of the changes on previous accounting policies are set out below:

(i)	Timing of revenue recognition

Previously, revenue from sale of goods was generally recognised at a point in time when the risks and rewards of ownership of the goods had passed to the customers, whereas revenue arising from construction contracts and provision of services was recognised over time.

Under IFRS 15, revenue is recognised when the customer obtains control of the promised good or service in the contract. This may be at a single point in time or over time. IFRS 15 identifies the following three situations in which control of the promised good or service is regarded as being transferred over time:

–	When the customer simultaneously receives and consumes the benefits provided by the entity’s performance, as the entity performs;

–	When the entity’s performance creates or enhances an asset (for example work in progress) that the customer controls as the asset is created or enhanced;

–	When the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

If the contract terms and the entity’s activities do not fall into any of these 3 situations, then under IFRS 15 the entity recognises revenue for the sale of that good or service at a single point in time, being when control has passed. Transfer of risks and rewards of ownership is only one of the indicators that is considered in determining when the transfer of control occurs.

Since more than 95% of the Company and its subsidiaries’ revenue comprised of contracts with customers from rate-regulated sales of electricity and heat, where revenue continue to be recognised upon transmission to the customers. The adoption of IFRS 15 did not have a significant impact on timing of revenue recognition.

(ii)	Presentation of contract assets and liabilities

Under IFRS 15, accounts receivable is recognised only if the Company and its subsidiaries have an unconditional right to consideration. If the Company and its subsidiaries recognise the related revenue before being unconditionally entitled to the consideration, then the entitlement to consideration is classified as a contract asset. Similarly, a contract liability, rather than a payable, is recognised when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Company and its subsidiaries recognise the related revenue. For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

Previously, contract balances relating to “amounts received in advance” and “other deferred income” were presented in the statement of financial position under “accounts payable and other liabilities” and “other non-current liabilities”, respectively.

To reflect these changes in presentation, the Company and its subsidiaries have made the following adjustments as at 1 January 2018, as a result of the adoption of IFRS 15:

“Accounts payable and other liabilities – amounts received in advance” amounting to RMB1,505 million as at 1 January 2018 is now presented as “contract liabilities”.

“Other non-current liabilities – other deferred income” amounting to RMB1,750 million as at 1 January 2018 is now presented as “Other non-current liabilities – contract liabilities”.

(d)	IFRIC 22, “Foreign currency transactions and advance consideration”

This interpretation provides guidance on determining “the date of the transaction” for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) arising from a transaction in which an entity receives or pays advance consideration in a foreign currency.

The Interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC 22 does not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

3.          REVENUE AND SEGMENT INFORMATION

(a)	Disaggregation of revenue

In the following table, revenue is disaggregated by major products and/or service lines of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company and its subsidiaries’ reportable segments (Note 3(b)).

For the six months ended 30 June 2018	PRC power segment	Singapore segment	All other segments	Inter-segment revenue	Total

– Sales of power and heat	75,481,830	5,302,547	–	–	80,784,377
– Sales of coal and raw material	523,659	–	–	–	523,659
– Port service	–	–	227,303	(162,768)	64,535
– Transportation service	–	–	106,316	(82,318)	23,998
– Others	902,819	100,774	24,975	(20,218)	1,008,350

Total	76,908,308	5,403,321	358,594	(265,304)	82,404,919

For the six months ended 30 June 2017	PRC power segment	Singapore segment	All other segments	Inter-segment revenue	Total

– Sales of power and heat	65,237,710	4,842,072	–	–	70,079,782
– Sales of coal and raw material	545,091	–	–	–	545,091
– Port service	–	–	219,437	(108,948)	110,489
– Transportation service	–	–	94,823	(52,373)	42,450
– Others	601,977	51,086	19,022	(16,208)	655,877

Total	66,384,778	4,893,158	333,282	(177,529)	71,433,689

The revenue from sales of power and heat and sales of coal and raw materials is recognised at a point in time upon the transfer of products, whereas the revenue from port service and transportation service is recognised over time during the provision of service.

(b)	Segment information

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from other equity instrument investments and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, other equity instrument investments and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of statement of financial position.

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the six months ended 30 June 2018
Total revenue	76,908,308	5,403,321	358,594	82,670,223
Inter-segment revenue	–	–	(265,304)	(265,304)

Revenue from external customers	76,908,308	5,403,321	93,290	82,404,919

Segment results	3,785,293	(194,692)	170,866	3,761,467

Interest income	72,253	34,393	1,328	107,974
Interest expense	(4,815,582)	(221,712)	(52,259)	(5,089,553)
Impairment loss	(16)	257	–	241
Credit loss	2,378	(4,155)	–	(1,777)
Depreciation and amortization	(9,279,472)	(380,701)	(71,090)	(9,731,263)
Net gain/(loss) on disposal of non-current assets	3,806	(481)	(7)	3,318
Share of profits less losses of associates and joint ventures	189,222	–	104,434	293,656
Income tax expense	(906,463)	29,854	(11,245)	(887,854)

For the six months ended 30 June 2017
Total revenue	66,384,778	4,893,158	333,282	71,611,218
Inter-segment revenue	–	–	(177,529)	(177,529)

Revenue from external customers	66,384,778	4,893,158	155,753	71,433,689

Segment results	2,057,236	(295,187)	(54,403)	1,707,646

Interest income	59,217	35,281	736	95,234
Interest expense	(4,296,671)	(226,908)	(77,495)	(4,601,074)
Impairment loss	5	(900)	–	(895)
Depreciation and amortization	(8,990,464)	(458,019)	(103,217)	(9,551,700)
Net (loss)/gain on disposal of non-current assets	(117)	148	–	31
Share of profits less losses of associates and joint ventures	132,941	–	(22,588)	110,353
Income tax expense	(742,136)	50,576	(3,241)	(694,801)

 (Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

30 June 2018
Segment assets	337,170,808	27,288,007	10,296,474	374,755,289

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	5,334,552	40,012	369,189	5,743,753
Investments in associates	12,442,987	–	3,254,482	15,697,469
Investments in joint ventures	1,429,210	–	1,070,824	2,500,034
Segment liabilities	(266,916,633)	(13,535,252)	(2,774,615)	(283,226,500)

31 December 2017
Segment assets	334,379,104	27,817,680	9,978,885	372,175,669

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	24,447,658	260,240	328,061	25,035,959
Investments in associates	12,577,836	–	2,919,860	15,497,696
Investments in joint ventures	1,457,247	–	1,025,534	2,482,781
Segment liabilities	(264,115,887)	(14,000,442)	(3,026,229)	(281,142,558)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2018	2017

Segment results (PRC GAAP)	3,761,467	1,707,646
Reconciling items:
Loss related to the headquarters	(181,508)	(152,363)
Investment income from China Huaneng
Finance Co., Ltd. (“Huaneng Finance”)	92,653	62,436
Dividend income of available-
for-sale financial assets	–	114,241
Dividend income of other equity instrument investments	612	–
Impact of IFRS adjustments*	(666,665)	(911,924)

Profit before income tax expense per unaudited consolidated interim statement of comprehensive income	3,006,559	820,036

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2018	As at 31 December 2017

Total segment assets (PRC GAAP)	374,755,289	372,175,669
Reconciling items:
Investment in Huaneng Finance	1,304,704	1,336,777
Deferred income tax assets	2,810,112	2,980,303
Prepaid income tax	280,409	150,838
Available-for-sale financial assets	–	1,654,993
Other equity instrument investments	2,080,871	–
Corporate assets	351,562	395,148
Impact of IFRS adjustments*	17,202,942	17,895,783

Total assets per unaudited consolidated interim statement of financial position	398,785,889	396,589,511

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2018	As at 31 December 2017

Total segment liabilities (PRC GAAP)	(283,226,500)	(281,142,558)
Reconciling items:
Current income tax liabilities	(279,181)	(430,703)
Deferred income tax liabilities	(1,270,283)	(1,283,950)
Corporate liabilities	(2,981,608)	(3,632,847)
Impact of IFRS adjustments*	(2,274,235)	(2,484,849)

Total liabilities per unaudited consolidated interim statement of financial position	(290,031,807)	(288,974,907)

Other material items:

	Reportable Segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the six months ended 30 June 2018
Total revenue	82,404,919	–	–	–	82,404,919
Interest expense	(5,089,553)	(49,354)	–	–	(5,138,907)
Depreciation and amortization	(9,731,263)	(14,604)	–	(604,215)	(10,350,082)
Impairment loss	241	–	–	–	241
Credit loss	(1,777)	–	–	–	(1,777)
Share of profits less losses of associates and joint ventures	293,656	–	92,653	(1,279)	385,030
Net gain on disposal of non-current assets	3,318	11	–	(139)	3,190
Income tax expense	(887,854)	–	–	143,268	(744,586)

For the six months ended 30 June 2017
Total revenue	71,433,689	–	–	–	71,433,689
Interest expense	(4,601,074)	(61,567)	–	–	(4,662,641)
Depreciation and amortization	(9,551,700)	(21,183)	–	(806,660)	(10,379,543)
Impairment loss	(895)	–	–	–	(895)
Share of profits less losses of associates and joint ventures	110,353	–	62,436	(16,719)	156,070
Net gain/(loss) on disposal of non-current assets	31	(4)	–	(18)	9
Income tax expense	(694,801)	–	–	215,926	(478,875)

*
The GAAP adjustments above primarily represented the classification adjustments and other adjustments. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June
	2018	2017

PRC	77,001,598	66,540,531
Singapore	5,403,321	4,893,158

Total	82,404,919	71,433,689

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered and service provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30 June 2018	As at 31 December 2017

PRC	314,630,558	319,534,533
Singapore	22,483,600	23,035,758

Total	337,114,158	342,570,291

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2018		2017
	Amount	Proportion	Amount	Proportion

State Grid Shandong Electric Power Company	14,133,998	17%	13,157,354	18%

For the six months ended 30 June 2018, the revenue from grid companies under common control of State Grid Corporation of China in total accounted for 75% of external revenue (For the six months ended 30 June 2017: 77%)

4.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 30 June 2018	As at 31 December 2017

Accounts receivable	21,031,276	21,948,753
Notes receivable	3,962,251	3,610,928

	24,993,527	25,559,681

Less: provision for doubtful accounts	115,522	112,086

Total	24,878,005	25,447,595

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranges from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

Ageing analysis of accounts receivable and notes receivable was as follows:

	As at 30 June 2018	As at 31 December 2017

Within 1 year	23,593,585	24,787,284
Between 1 to 2 years	1,027,792	576,564
Between 2 to 3 years	230,320	155,360
Over 3 years	141,830	40,473

Total	24,993,527	25,559,681

As at 30 June 2018, the maturity period of the notes receivable ranged from 1 month to 12 months (31 December 2017: from 1 month to 12 months).

5.	DIVIDENDS OF ORDINARY SHARES AND CUMULATIVE DISTRIBUTION OF PERPETUAL CORPORATE BONDS

(a)	Dividends of ordinary shares

On 3 May 2018, upon the approval from the annual general meeting of the shareholders, the Company declared 2017 final dividend of RMB0.10 (2016 final: RMB0.29) per ordinary share, totaling approximately RMB1,520 million (2016 final: RMB4,408 million). As at 30 June 2018, the Company made dividend payments of RMB1,086 million and RMB434 million was to be paid (As at 30 June 2017: the Company made dividend payments of RMB3,045 million and RMB1,363 million was to be paid).

(b)	Cumulative distribution of perpetual corporate bonds

In 2017, the Company issued perpetual corporate bonds with the aggregate net proceeds of approximate RMB5,000 million. The perpetual corporate bonds are issued at par value with initial distribution rate of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred.

The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on first call date and each renewal period after first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

The perpetual corporate bonds were recorded as equity in the consolidated financial statements. For the six months ended 30 June 2018, net profit attributable to holders of perpetual corporate bonds, based on the applicable rate, was RMB126.7 million, and the cumulative distribution to be paid as at 30 June 2018 was RMB195.3 million.

6.	LONG-TERM BONDS

The Company issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. The bond with original maturity of 10 years had matured in May 2018 and the Company repaid the principal of RMB4 billion.

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 30 June 2018, interest payable for the bonds amounted to approximately RMB204.45 million (31 December 2017: RMB99.32 million).

The Company issued corporate bonds with maturity of 5 years and 10 years in June 2016 with face values of RMB3 billion and RMB1.2 billion bearing annual interest rates of 3.48% and 3.98%, respectively. The total actual proceeds received by the Company were approximately RMB4.2 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 3.48% and 3.98%, respectively. Interest paid per annum during the tenure of the bonds is RMB104.40 million and RMB47.76 million, respectively. As at 30 June 2018, interest payable for the bonds amounted to approximately RMB5.15 million (31 December 2017: RMB57.78 million) and RMB2.36 million (31 December 2017: RMB26.43 million), respectively.

The Company issued medium-term notes with maturity of 5 years in July 2017 with a face value of RMB5 billion bearing an annual interest rate of 4.69%. The actual proceeds received by the Company were approximately RMB5 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.69%. Interest paid per annum during the tenure of the notes is RMB234.50 million. As at 30 June 2018, interest payable for the bonds amounted to approximately RMB227.43 million (31 December 2017: RMB111.15 million).

The Company issued debt financing instrument with maturity of 3 years in July 2017 with a face value of RMB500 million bearing an annual interest rate of 4.75%. The actual proceeds received by the Company were approximately RMB499 million. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.82%. Interest paid per annum during the tenure of the bonds is RMB23.75 million. As at 30 June 2018, interest payable for the bonds amounted to approximately RMB22.96 million (31 December 2017: RMB11.02 million).

The Company issued corporate bonds with maturity of 3 years in November 2017 with a face values of RMB2.3 billion bearing an annual interest rates of 4.99%. The actual proceeds received by the Company were approximately RMB2.299 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.99%. Interest paid per annum during the tenure of the bonds is RMB114.77 million. As at 30 June 2018, interest payable for the bonds amounted to approximately RMB74.52 million (31 December 2017: RMB17.61 million).

The Company issued corporate bonds with maturity of 3 years in April 2018 with a face values of RMB1.5 billion bearing an annual interest rates of 4.90%. The actual proceeds received by the Company were approximately RMB1.499 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of those bonds is 4.90%. Interest paid per annum during the tenure of the bonds is RMB73.50 million. As at 30 June 2018, interest payable for the bonds amounted to approximately RMB17.72 million.

The Company issued medium-term notes with maturity of 3 years in May 2018 with a face value of RMB3 billion bearing an annual interest rate of 4.80%. The actual proceeds received by the Company were approximately RMB2.991 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.91%. Interest paid per annum during the tenure of the notes is RMB144 million. As at 30 June 2018, interest payable for the bonds amounted to approximately RMB23.67 million.

7.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2018	As at 31 December 2017

Accounts and notes payable	16,013,091	15,496,475
Payables to contractors for construction	12,737,732	14,491,632
Retention payables to contractors	1,938,175	2,008,106
Amounts received in advance (Note)	–	1,504,926
Accrued interests	1,006,955	947,302
Others	3,830,150	4,451,691

Total	35,526,103	38,900,132

Ageing analysis of accounts and notes payable was as follows:

	As at 30 June 2018	As at 31 December 2017

Within 1 year	15,678,503	15,201,380
Between 1 to 2 years	246,811	196,082
Over 2 years	87,777	99,013

Total	16,013,091	15,496,475

Note:	Upon the adoption of IFRS 15, amounts received in advance from customers were included in “contract liabilities” (Note 2(c)).

8.	SHORT-TERM BONDS

The Company issued unsecured super short-term bonds with face values of RMB4 billion, RMB2 billion, RMB1 billion and RMB4 billion bearing annual interest rates of 4.10%, 4.19%, 4.17% and 4.17% in October 2017, November 2017, November 2017 and December 2017, respectively. Such bonds are denominated in RMB, issued at par and mature in 180 days, 180 days, 180 days and 90 days from the issuance dates. The annual effective interest rates of these bonds are 4.22%, 4.35%, 4.19% and 4.35%, respectively. The bonds had matured and were fully repaid in April 2018, May 2018, May 2018 and March 2018, respectively.

The Company issued unsecured super short-term bonds with face values of RMB4 billion, RMB2 billion, RMB2 billion, RMB4 billion, RMB2.5 billion, RMB4 billion, RMB2 billion, RMB2 billion and RMB4 billion bearing annual interest rates of 4.35%, 4.35% 4.40%, 4.45%, 4.25%, 4.08%, 3.98%, 3.80% and 4.05% in February 2018, March 2018, March 2018, March 2018, May 2018, May 2018, May 2018, May 2018 and June 2018, respectively. Such bonds are denominated in RMB, issued at face value and mature in 90 days, 90 days, 150 days, 180 days, 180 days, 150 days, 180 days, 90 days and 180 days from the issuance dates. The annual effective interest rates of these bonds are 4.41%, 4.38%, 4.52%, 4.58%, 4.28%, 4.21%, 4.09%, 3.87% and 4.20%, respectively. The two bonds issued in February 2018 and March 2018 were both fully repaid in May 2018. As at 30 June 2018, interest payables for the outstanding bonds amounted to approximately RMB24.59 million, RMB48.77 million, RMB17.47 million, RMB26.83 million, RMB9.60 million, RMB6.66 million and RMB13.32 million, respectively.

9.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 June 2018, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB85,091 million (31 December 2017: RMB107,413 million). On the same date, total assets less current liabilities were approximately RMB257,509 million (31 December 2017: RMB240,639 million).

10.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging/(crediting) the following:

	For the six months ended 30 June
	2018	2017

Total interest expense on borrowings	5,363,550	4,925,548
Less: amounts capitalized in property, plant and equipment	224,643	262,907

Interest expense charged in unaudited consolidated interim statement of comprehensive income	5,138,907	4,662,641
Operating lease charge	188,227	208,633
Depreciation of property, plant and equipment	10,123,301	10,146,899
Net gain on disposal of non-current assets	(3,190)	(9)
Amortization of land use rights	172,638	168,850
Amortization of other non-current assets	54,143	63,794
Recognition of provision for doubtful accounts	1,777	347
(Reversal)/recognition for inventory obsolescence	(241)	548
Government grants	(210,271)	(98,662)

Other operating expenses consist of substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

11.	INCOME TAX EXPENSE

	For the six months ended 30 June
	2018	2017

Current income tax expense	876,800	806,971
Deferred income tax	(132,214)	(328,096)

Total	744,586	478,875

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the six months ended 30 June 2018 (for the six months ended 30 June 2017: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the six months ended 30 June
	2018	2017

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	24.98%	27.88%
Effect of tax losses not recognized	8.14%	27.27%
Effect of deductible temporary differences not recognized	(0.51%)	(1.05%)
Effect of non-taxable income	(3.10%)	(8.31%)
Effect of non-deductible expenses	0.96%	12.71%
Others	(5.70%)	(0.10%)

Effective tax rate	24.77%	58.40%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

For the six months ended 30 June 2018, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2017: 17%).

12.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the ordinary shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June
	2018	2017

Consolidated net profit attributable to equity holders of the Company	1,731,372	243,944
Less: net profit attributable to holders of perpetual corporate bonds	126,700	–

Consolidated net profit attributable to ordinary
Shareholders of the Company	1,604,672	243,944

Weighted average number of the Company’s outstanding ordinary shares (’000)	15,200,383	15,200,383

Basic and diluted earnings per share (RMB)	0.11	0.02

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the periods ended 30 June 2018 and 2017.

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amounts expressed in RMB Yuan unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS (UNAUDITED)

	Unit	As at 30 June 2018	As at 31 December 2017	Variance (%)

Total assets	Yuan	381,582,945,767	378,693,729,128	0.76
Total equity attributable to equity holders of the Company	Yuan	76,032,449,811	75,533,342,281	0.66

	For the six months ended 30 June
	Unit	2018	2017	Variance (%)

Operating revenue	Yuan	82,404,918,640	71,433,688,713	15.36
Profit before taxation	Yuan	3,673,223,489	1,731,960,200	112.08
Net profit attributable to equity holders of the Company	Yuan	2,128,710,393	787,572,539	170.29
Net profit attributable to equity holders of the Company (excluding non-recurring items)	Yuan	1,935,648,390	644,758,071	200.21
Basic earnings per share	Yuan/per share	0.13	0.05	160.00
Basic earnings per share (excluding non-recurring items)	Yuan/per share	0.12	0.04	200.00
Diluted earnings per share	Yuan/per share	0.13	0.05	160.00
Return on net assets (weighted average)%		2.80	1.08	Increased by 1.72 percentage points
Net cash flow from operating activities	Yuan	15,115,530,397	14,302,015,063	5.69
Net cash flow from operating activities per share	Yuan/per share	0.99	0.94	5.32

Note:	Formula of key financial ratios:

Basic earnings per share	=	Net profit attributable to ordinary shareholders of the company for the period/Weighted average number of ordinary shares

Return on net assets (weighted average)	=	Net profit attributable to equity holders of the Company for the period/Weighted average equity attributable to equity holders of the Company (excluding non-controlling interests) x 100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

(Amounts Expressed in RMB Yuan)
Non-recurring Items	For the six months ended 30 June 2018

Net gain from disposal of non-current assets	3,329,066
Government grants recognized though profit or loss, excluding those having close relationships with the company and its subsidiaries’ operation and enjoyed in fixed amount or quantity according to uniform national standard	266,645,190
The investment income of derivative financial instruments and other equity instrument investments (excluding effective hedging instruments related to operating activities of the company)	7,260,066
Reversal of doubtful accounts receivable individually tested for impairments	2,556,892
Non-operating income and expenses besides items above	13,645,172
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	3,065,723

Sub total	296,502,109

Impact of income tax	(66,148,369)
Impact of non-controlling interests (net of tax)	(37,291,737)

Total	193,062,003

3.	INCOME STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2018

			For the six months ended 30 June
			2018	2017	2018	2017
			Consolidated	Consolidated	The Company	The Company

1.	Operating revenue		82,404,918,640	71,433,688,713	25,389,640,493	21,753,401,857
	Less:	Operating cost	71,567,295,784	63,226,662,437	22,092,873,401	19,027,064,352
		Taxes and surcharges	876,084,659	648,556,150	293,108,962	235,821,453
		Selling expenses	13,642,668	6,347,940	12,223,249	2,250,196
		General and administrative expenses	1,848,917,961	1,791,347,448	829,709,661	804,736,838
		Research and development expenses	4,441,053	17,377,548	3,749,119	14,938,480
		Financial expenses, net	5,099,227,348	4,516,740,179	2,103,994,559	1,742,667,620
		Including: Interest expenses	5,138,907,007	4,662,640,541	2,106,224,700	1,823,293,084
		Interest income	(107,973,939)	(95,233,743)	(20,738,088)	(18,677,045)
		Impairment loss	(241,419)	895,403	169,221	–
		Credit loss	1,777,950	——	–	——
	Add:	Other income	264,457,953	151,124,979	90,273,799	89,170,770
		Investment income	397,318,987	292,854,433	1,047,484,426	2,008,139,928
		Including: investment income from associates and joint ventures	386,308,749	172,788,938	300,463,032	102,704,930
		Loss from changes in fair value	(1,487,562)	(6,373,663)	–	–
		Gain on disposal of assets	1,920,905	144,045	–	–

2.	Operating profit		3,655,982,919	1,663,511,402	1,191,570,546	2,023,233,616
	Add:	Non-operating income	55,639,380	88,295,776	12,954,837	30,555,441
	Less:	Non-operating expenses	38,398,810	19,846,978	6,006,310	6,186,687

3.	Profit before taxation		3,673,223,489	1,731,960,200	1,198,519,073	2,047,602,370
		Less: Income tax expense	887,854,236	694,800,300	144,537,937	177,472,282

4.	Net profit		2,785,369,253	1,037,159,900	1,053,981,136	1,870,130,088

		For the six months ended 30 June
		2018	2017	2018	2017
		Consolidated	Consolidated	The Company	The Company

	(1) Classification according to the continuity of operation
	– Continuous operating net profit	2,785,369,253	1,037,159,900	1,053,981,136	1,870,130,088
	(2) Classification according to ownership
	Attributable to:
	– Equity holders of the Company	2,128,710,393	787,572,539	1,053,981,136	1,870,130,088
	– Non-controlling interests	656,658,860	249,587,361	——	——

5.	Earnings per share
	Basic earnings per share	0.13	0.05	——	——
	Diluted earnings per share	0.13	0.05	——	——

6.	Other comprehensive (loss)/income, net of tax	(181,889,445)	324,069,454	(182,319,244)	311,572,057
	Other comprehensive (loss)/income, net of tax, attributable to shareholders of the company	(162,214,253)	328,751,879	(182,319,244)	311,572,057

	(a) Items that will not be reclassified to profit or loss:
	Including:
	Fair value changes of other equity instrument investments	(521,643)	——	–	——
	Share of other comprehensive loss of investees accounted for under the equity method (non-recycling)	(46,047,205)	——	(46,047,205)	——

		For the six months ended 30 June
		2018	2017	2018	2017
		Consolidated	Consolidated	The Company	The Company

	(b) Items that may be reclassified subsequently to profit or loss:
	Including:
	Share of other comprehensive loss of investees accounted for under the equity method (recycling)	(147,194,401)	(3,574,007)	(147,194,401)	(3,574,007)
	Fair value changes of available-for-sale financial assets	——	293,665,930	——	293,311,200
	Effective portion of cash flow hedges	225,362,450	(248,452,389)	10,922,362	21,834,864
	Translation differences of the financial statements of foreign operations	(193,813,454)	287,112,345	–	–
	Other comprehensive loss net of tax, attributable to non–controlling interests	(19,675,192)	(4,682,425)	——	——

7.	Total comprehensive income	2,603,479,808	1,361,229,354	871,661,892	2,181,702,145

	Attributable to
	– Equity holders of the Company	1,966,496,140	1,116,324,418	871,661,892	2,181,702,145
	– Non-controlling interests	636,983,668	244,904,936	——	——

4.	FINANCIAL STATEMENTS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit attributable to equity holders of the Company, are summarized as follows:

	Consolidated net profit attributable to equity holders of the Company
	For the six months ended 30 June
	2018	2017
	RMB’000	RMB’000

Consolidated net profit attributable to equity holders of the Company under PRC GAAP	2,128,710	787,573

Impact of IFRS adjustments:
Differences in accounting treatment on business combinations under common control and depreciation and amortization of assets acquired in business combinations under common control (a)	(658,466)	(886,628)
Difference on depreciation related to borrowing costs capitalized in previous years (b)	(13,508)	(13,503)
Amortization of the difference in the recognition of housing benefits of previous years (c)	(326)	(326)
Others	5,635	(11,467)
Applicable deferred income tax impact of the GAAP differences above (d)	143,268	215,925
Profit attributable to non-controlling interests on the adjustments above	126,059	152,370

Consolidated net profit attributable to equity holders of the Company under IFRS	1,731,372	243,944

(a)	Differences in accounting treatment on business combinations under common control and depreciation and amortization under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards. The contingent consideration not classified as equity are measured at fair value at each reporting date with the changes in fair value recognised in profit or loss, if such changes are not measurement period adjustments.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(b)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(c)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(d)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

-  97  -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date:  August 1, 2018